                                                  Filed Pursuant to Rule 485(a)

      As filed with the Securities and Exchange Commission on December 7, 1995
                     Registration No. 33-19229; 811-5430
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (  X  )
         Pre-Effective Amendment No.             (       )
         Post-Effective Amendment No.  34   (  X  )


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 (X )
         Amendment No.  36             (  X  )

                        (Check appropriate box or boxes)

                           THE SEVEN SEAS SERIES FUND
               (Exact Name of Registrant as Specified in Charter)

                                  909 A Street
                            Tacoma, Washington  98402
                    (Address of Principal Executive Offices)

Registrant's telephone number, including area code:  (206) 627-7001

NAME AND ADDRESS OF                             COPIES TO:
AGENT FOR SERVICE:
Karl J. Ege                                     Philip H. Newman, Esq.
Secretary and General Counsel                   Goodwin, Procter & Hoar
Frank Russell Investment Management Company     Exchange Place
909 A Street                                    Boston, Massachusetts 02109
Tacoma, Washington  98402

           Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective under Rule 485:
    (   ) immediately upon filing pursuant to paragraph (b)
    (     ) on (date) pursuant to paragraph (b)
    (  X  ) 60 days after filing pursuant to paragraph (a)
    (     ) on (date) pursuant to paragraph (a)(1)
    (     ) 75 days after filing pursuant to paragraph (a)(2)
    (     ) on (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following:
    ( X ) This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
                       DECLARATION PURSUANT TO RULE 24f-2


    Registrant has declared its intention to register under the Securities Act of 1933 an indefinite number of shares of beneficial interest, par value of $.001, of The Seven Seas Series Fund pursuant to Rule 24f-2(a)(1) under the Investment Company Act of 1940, as amended. The Registrant filed its Rule 24f-2 notice for the fiscal year ended August 31, 1995 on October 20, 1995.

                           THE SEVEN SEAS SERIES FUND

                         Form N-1A Cross Reference Sheet

    PART A ITEM NO.
      AND CAPTION                    PROSPECTUS CAPTION

 1. Cover Page                       Cover Page

 2. Synopsis                         Table of Contents; and
                                     Fund Operating Expenses

 3. Condensed Financial Information  Fund Operating Expenses

 4. General Description of Registrant

    (a)(i)                           Summary (Classes B and C only);
                                     The Seven Seas Series Fund;
                                     Additional Information -
                                     Organization, Capitalization and
                                     Voting

    (a)(ii), (b)                     Summary (Classes B and C only);
                                     Investment Objectives and Policies;
                                     Investment Restrictions and
                                     Policies; and Portfolio Maturity

    (c)                              Investment Restrictions and Policies

 5. Management of the Fund           Summary (Classes B and C only);
                                     General Management; Fund
                                     Operating Expenses; and Portfolio
                                     Maturity

6.  Capital Stock and Other Securities

    (a)                              Additional Information -
                                     Organization, Capitalization and
                                     Voting

    (b)                              General Management

    (c)                              Not Applicable

    (d)                              Summary (Classes B and C only);
                                     Additional Information - Organization,
                                     Capitalization and Voting

    (e)                              Additional information - Reports
                                     to Shareholders and Shareholder
                                     Inquiries

    (f)                              Dividends and Distributions

    (g)                              Taxes

7.  Purchase of Securities Being Offered

    (a)                              Summary (Classes B and C only);
                                     General Management - Distribution
                                     Services and Shareholder Servicing
                                     Arrangements

    (b)                              Valuation of Fund Shares;
                                     Purchase of Fund Shares

    (c)                              Not Applicable

    (d)                              Manner of Offering; Purchase
                                     of Fund Shares

    (e), (f) General Management - Distribution Services and Shareholder Servicing Arrangements

8.  Redemption or Repurchase

    (a)                              Summary (Classes B and C only);
                                     Redemption of Fund Shares

    (b)                              Not Applicable

    (c)                              Manner of Offering;
                                     Redemption of Fund Shares

    (d)                              Redemption of Fund Shares

9.  Pending Legal Proceedings        Not Applicable

    PART B ITEM NO.                  STATEMENT OF ADDITIONAL
      AND CAPTION                      INFORMATION CAPTION

10. Cover Page                       Cover Page

11. Table of Contents                Table of Contents

12. General Information and History  Not Applicable

13. Investment Objectives and Policies

    (a), (b), (c)                    Investments

    (d)                              (Prospectus) - Portfolio
                                     Maturity

14. Management of the Fund

    (a), (b)                         Structure and Governance -
                                     Trustees and Officers

    (c)                              Not Applicable

15. Control Persons and Principal Holders of Securities

    (a), (b)                         Structure and Governance -
                                     Controlling Shareholders;
                                     Additional Information -
                                     Organization, Capitalization and
                                     Voting (Prospectus)

    (c)                              Structure and Governance -
                                     Controlling Shareholders

16. Investment Advisory and Other Services

    (a), (b)                         Operation of Investment Company -
                                     Adviser; General Management -
                                     Advisory Agreement (Prospectus)

    (c)                              Not Applicable

    (d)                              Operation of Investment Company -
                                     Administrator

    (e)                              Not Applicable

    (f)                              Operation of Investment Company -
                                     Distribution Plan

    (g)                              Not Applicable

    (h), (i)                         Operation of Investment Company -
                                     Custodian and Transfer Agent;
                                     Additional Information - Custodian,
                                     Transfer Agent and Accountants
                                     (Prospectus)

17. Brokerage Allocation
    and Other Practices

    (a), (b), (c)                    Operation of Investment Company -
                                     Brokerage Practices

    (d), (e)                         Not Applicable

18. Capital Stock and Other Securities

    (a)                              Structure and Governance -
                                     Organization and Business History

    (b)                              Not Applicable

19. Purchase, Redemption and Pricing of
    Securities Being Offered

    (a), (b), (c)                    Operation of Investment Company -
                                     Valuation of Fund Shares;
                                     (Prospectus) - Valuation of Fund
                                     Shares; Redemption of Shares;
                                     Purchase of Fund Shares

20. Tax Status                       Taxes

21. Underwriters

    (a)                              Operation of Investment Company -
                                     Distribution Plan

    (b), (c)                         Not Applicable

22. Calculation of Performance Data
                                     Operation of Investment Company -
                                     Yield and Total Return Quotations

23. Financial Statements             Financial Statements

Part C

    Information required to be included in Part C is set forth under the appropriate item, so numbered in Part C of this Registration Statement.

                           THE SEVEN SEAS SERIES FUND

                       Contents of Registration Statement

This Registration Statement consists of the following papers and documents:

     Cover Sheet

     Form N-1A Cross Reference Sheet

     Part A - Prospectus

     Part B - Statement of Additional Information

     Part C - Other Information

     Signature Page

     Exhibits

                                                   Filed pursuant to Rule 485(a)
                                                    File Nos. 33-19229; 811-5430


                           THE SEVEN SEAS SERIES FUND
                       Two International Place, 35th Floor
                          Boston, Massachusetts  02110
                                 (617) 654-6089

                                BOND MARKET FUND


     The Seven Seas Series Fund is a registered, open-end investment company with multiple portfolios, each of which is a mutual fund. This Prospectus describes and offers shares of beneficial interest in one of the funds, The Seven Seas Series Bond Market Fund (referred to in this Prospectus as the "Bond Market Fund" or the "Fund"). The Fund seeks to maximize total return by investing in fixed income securities, including, but not limited to, those represented by the Lehman Brothers Aggregate Bond Index. The Fund intends to invest primarily in US Government and high-grade corporate debt securities. The Fund's shares are offered without sales commissions. However, the Fund pays certain distribution expenses under its Rule 12b-1 plan.


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS ANY SUCH COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     SHARES IN THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, STATE STREET BANK AND TRUST COMPANY, AND SHARES ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY, AND INVOLVE INVESTMENT RISKS INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


     This Prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing. Please read and retain this document for future reference. Additional information about the Fund has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated ______________, 1996. The Statement of Additional Information is incorporated herein by reference and is available without charge from Distributor at its address noted below or by calling (617) 654-6089.



   Investment Adviser, Custodian
        and Transfer Agent:                    Distributor:                       Administrator:

   State Street Bank and Trust                                               Frank Russell Investment
              Company                 Russell Fund Distributors, Inc.           Management Company
        225 Franklin Street         Two International Place, 35th Floor            909 A Street
    Boston, Massachusetts 02110         Boston, Massachusetts 02110          Tacoma, Washington 98402
          (617) 654-4721                    (617) 654-6089(206)                      627-7001


                    PROSPECTUS DATED __________________, 1996

                                TABLE OF CONTENTS

                                                                   Page
                                                                   ----

Fund Operating Expenses. . . . . . . . . . . . . . . . . . . . .     3

The Seven Seas Series Fund . . . . . . . . . . . . . . . . . . .     4

Manner of Offering . . . . . . . . . . . . . . . . . . . . . . .     4

Investment Objective, Policies and Restrictions. . . . . . . . .     4

Certain Risk Factors . . . . . . . . . . . . . . . . . . . . . .     11

Portfolio Turnover . . . . . . . . . . . . . . . . . . . . . . .     12

Dividends and Distributions. . . . . . . . . . . . . . . . . . .     12

Taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     13

Valuation of Fund Shares . . . . . . . . . . . . . . . . . . . .     13

Purchase of Fund Shares. . . . . . . . . . . . . . . . . . . . .     14

Redemption of Fund Shares. . . . . . . . . . . . . . . . . . . .     16

General Management . . . . . . . . . . . . . . . . . . . . . . .     17

Fund Expenses. . . . . . . . . . . . . . . . . . . . . . . . . .     20

Performance Calculations . . . . . . . . . . . . . . . . . . . .     20

Additional Information . . . . . . . . . . . . . . . . . . . . .     21

                             FUND OPERATING EXPENSES
                     THE SEVEN SEAS SERIES BOND MARKET FUND

The following table is intended to assist the investor in understanding the costs and expenses that an investor in the Bond Market Fund will incur directly or indirectly. THE EXAMPLES PROVIDED IN THE TABLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. Actual expenses may be greater or less than those shown. For additional information, see -- "General Management."

SHAREHOLDER TRANSACTION EXPENSES:
     Sales Load Imposed on Purchases                        None
     Sales Load Imposed on Reinvested Dividends             None
     Deferred Sales Load                                    None
     Redemption Fees                                        None
     Exchange Fee                                           None


ANNUAL FUND OPERATING EXPENSES:
(as a percentage of average daily net assets)
          Advisory Fees(1)                                  .13%
          12b-1 Fees(1), (2), (3)                           .04
          Other Expenses:(1), (2)                           .33
                                                            ---



     Total Operating Expenses After Fee Waivers(1), (4)     .50%
                                                            ----
                                                            ----


     Examples:                               1 year              3 years
     --------                                ------              -------
     You would pay the following
     expenses on a $1,000
     investment, assuming (i) 5%
     annual return and (ii) redemption
     at the end of each time period:         $ 5                 $16
                                             ---                 ---
                                             ---                 ---
----------------------------

(1) The Adviser has voluntarily agreed to waive one-half of its advisory fee. Additionally, the Adviser has agreed to waive up to the full amount of its remaining Advisory fee to the extent that total expenses exceed .50% of average daily net assets on an annual basis. Additionally, the Administrator has voluntarily agreed to waive a portion of its fees for the first three months after the Fund becomes operational. The gross annual Advisory and Other Expenses before waivers would be .30% and .33% of average daily net assets, respectively. The total operating expenses of the Fund absent fee waivers would be .68% on an annual basis. The Advisory fee waivers will be in effect for the current fiscal year.
(2) The ratios for "12b-1 fees" and "other expenses" are based on estimated amounts for the current fiscal year, with expected annual average net assets of $30 million.
(3) Rule 12b-1 fees may include expenses paid for shareholder servicing activities.
(4) Investors purchasing Fund shares through a financial intermediary, such as a bank or an investment adviser, may also be required to pay additional fees for services provided by the intermediary. Such investors should contact the intermediary for information concerning what additional fees, if any, will be charged.


Long-term shareholders of the Fund may pay more in Rule 12b-1 fees than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc.

                           THE SEVEN SEAS SERIES FUND


     The Seven Seas Series Fund ("Investment Company") is an open-end management investment company that is organized as a Massachusetts business trust. In addition, each series of the Investment Company is diversified as defined in the Investment Company Act of 1940, as amended ("1940 Act"). As a "series" company, Investment Company is authorized to issue an unlimited number of shares evidencing beneficial interests in different investment portfolios. Through this Prospectus, Investment Company offers shares in one such portfolio, The Seven Seas Series Bond Market Fund. State Street Bank and Trust Company (the "Adviser" or "State Street") serves as the investment adviser for the Fund.


                               MANNER OF OFFERING


     DISTRIBUTION AND ELIGIBLE INVESTORS. Shares of the Fund are offered without a sales commission by Russell Fund Distributors, Inc., Investment Company's distributor, to US and foreign institutional and retail investors which invest for their own account or in a fiduciary or agency capacity. The Fund will incur distribution expenses under its Rule 12b-1 plan. See "General Management -- Distribution Services and Shareholder Servicing Arrangements."


     MINIMUM AND SUBSEQUENT INVESTMENT. The Fund requires a minimum initial investment of $1,000. A shareholder's investment in the Fund may be subject to redemption at the Fund's discretion if the account balance is less than $500 as a result of shareholder redemptions. The Fund reserves the right to reject any purchase order.

                 INVESTMENT OBJECTIVE, POLICIES AND RESTRICTIONS


     The Fund's nonfundamental investment objective is to maximize total return by investing in fixed income securities, including, but not limited to, those represented by the Lehman Brothers Aggregate Bond Index. This objective may be changed only with the approval of a majority of the Fund's Trustees. There can be no assurance that the Fund will meet its investment objective.



     The Fund attempts to meet its objective by investing at least 65% of its total assets in debt securities. The Fund may make direct investments in: (1) US Government securities, including US Treasury securities and other obligations issued or guaranteed as to interest and principal by the US Government and its agencies and instrumentalities, (2) corporate debt securities, (3) asset-backed securities, (4) mortgage-backed securities including, but not limited to, collateralized mortgage obligations and real estate mortgage investment conduits, (5) repurchase agreements, (6) commercial paper, notes and bonds (including convertible bonds) issued by foreign and domestic corporations (7) mortgage-related pass-through securities; (8) asset-backed securities, (9) instruments of US and foreign banks, including Eurodollar Certificates of Deposit ("ECDs"), Eurodollar Time Deposits ("ETDs") and Yankee Certificates of Deposit ("YCDs"), certificates of deposit, time deposits, letters of credit and banker's acceptances; (10) financial futures and option contracts, (11) interest rate exchange agreements and other swap agreements, (12) supranational and sovereign debt obligations including subdivisions and agencies, and (13) other securities and instruments deemed by the Adviser to have characteristics consistent with the Fund's investment objective. Securities may be either fixed income, zero coupon or variable or floating-rate and may be denominated in US dollars or selected foreign currencies.



     The Fund limits its portfolio investments in corporate notes and bonds to those that are rated investment grade by a Nationally Recognized Statistical Rating Organization ("NRSRO") or, if unrated, are determined by the Adviser to be of comparable quality. Commercial paper must be rated in one of the two highest categories by at least one NRSRO or, if unrated, are determined by the Adviser to be of comparable quality. Investment-grade securities include securities rated Baa3 by Moody's or BBB- by Standard & Poor's (and securities of comparable quality), which securities have speculative characteristics. Please see the Statement of Additional Information for a description of the securities ratings of debt instruments and commercial paper. If a security is downgraded and is no longer investment-grade, the Fund may continue to hold the security if the Adviser determines that such action is in the best interest of the Fund and if the Fund would not, as a result thereby, have more than 5% of its assets invested in noninvestment-grade securities.



     The Fund will measure its performance against the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is made up of the Government/Corporate Bond Index, the Mortgage-Backed Securities Index and the Asset-Backed Index. The Government/Corporate Bond Index includes the Government and Corporate Bond Indices. The Lehman Brothers Aggregate Bond Index includes fixed rate debt issues rated investment grade or higher by Moody's Investors Service, Standard and Poor's Corporation or Fitch Investor's Service, in that order. All issues have at least one year to maturity and an outstanding par value of at least $100 million. For more information on the Lehman Brothers Aggregate Bond Index, please see the Statement of Additional Information.


INVESTMENT POLICIES


     The investment policies described below reflect the Fund's current practices, are not fundamental and may be changed by the Board of Trustees of Investment Company without shareholder approval. For more information on the Investment Policies, please see the Statement of Additional Information. To the extent consistent with the Fund's investment objective and restrictions, the Fund may invest in the following instruments and may use the following investment techniques:



     US GOVERNMENT SECURITIES. US Government securities include US Treasury bills, notes and bonds and other obligations issued or guaranteed as to interest and principal by the US Government, its agencies or instrumentalities. Obligations issued or guaranteed as to interest and principal by the US Government, its agencies or instrumentalities include securities that are supported by the full faith and credit of the United States Treasury, securities that are supported by the right of the issuer to borrow from the United States Treasury, discretionary authority of the US Government agency or instrumentality, and securities supported solely by the creditworthiness of the issuer.

REPURCHASE AGREEMENTS. The Fund may enter into repurchase agreements with banks and other financial institutions, such as broker-dealers. Under a repurchase agreement, a Fund purchases securities from a financial institution that agrees to repurchase the securities at the Fund's original purchase price plus interest within a specified time (normally one business day). The Fund will invest no more than 15% of its net assets (taken at current market value) in repurchase agreements maturing in more than seven days. The Fund will limit repurchase transactions to those member banks of the Federal Reserve System and broker-dealers whose creditworthiness Adviser considers satisfactory. Should the counterparty to a transaction fail financially, the Fund may encounter delay and incur costs before being able to sell the securities. Further, the amount realized upon the sale of the securities may be less than that necessary to fully compensate the Fund.



     REVERSE REPURCHASE AGREEMENTS. The Fund may enter into reverse repurchase agreements under the circumstances described in "Investment Restrictions."
Under a reverse repurchase agreement, the Fund sells portfolio securities to a financial institution in return for cash in an amount equal to a percentage of the portfolio securities' market value and agrees to repurchase the securities at a future date at a prescribed repurchase price equal to the amount of cash originally received plus interest on such amount. The Fund retains the right to receive interest and principal payments with respect to the securities while they are in the possession of the financial institutions. Reverse repurchase agreements involve the risk of default by the counterparty, which may adversely affect the Fund's ability to reacquire the underlying securities.



     FORWARD COMMITMENTS. The Fund may contract to purchase securities for a fixed price at a future date beyond customary settlement time. When effecting such transactions, cash or liquid high quality debt obligations held by the Fund of a dollar amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Fund's records at the trade date and maintained until the transaction is settled. The failure of the other party to the transaction to complete the transaction may cause the Fund to miss an advantageous price or yield. The Fund bears the risk of price fluctuations during the period between the trade and settlement dates.



     WHEN-ISSUED TRANSACTIONS. The Fund may purchase securities on a when-issued basis. In these transactions, the Fund purchases securities with payment and delivery scheduled for a future time. The Fund segregates cash and marketable high quality debt securities equal in value to its when-issued commitments. Between the trade and settlement dates, the Fund bears the risk of any fluctuations in the value of the securities. These transactions involve the additional risk that the other party may fail to complete the transaction and cause the Fund to miss a price or yield considered advantageous. The Fund will engage in when-issued transactions only for the purpose of acquiring portfolio securities consistent with its investment objective and policies and not for investment leverage. The Fund will not invest more than 25% of net assets in when-issued securities.

     ILLIQUID SECURITIES. The Fund will not invest more than 15% of its net assets in illiquid securities or securities that are not readily marketable, including repurchase agreements and time deposits of more than seven days' duration. In addition, the Fund will not invest more than 10% in securities of issuers which may not be sold to the public without registration under the Securities Act of 1933.

     VARIABLE AMOUNT MASTER DEMAND NOTES. Variable amount master demand notes are unsecured obligations that are redeemable upon demand and are typically unrated. These instruments are issued pursuant to written agreements between the issuers and the holders. The agreements permit the holders to increase (subject to an agreed maximum) and the holders and issuers to decrease the principal amount of the notes, and specify that the rate of interest payable on the principal fluctuates according to an agreed formula.


     ASSET-BACKED SECURITIES. Asset-backed securities represent undivided fractional interests in pools of instruments, such as consumer loans. Payments of principal and interest are passed through to holders of the securities and are typically supported by some form of credit enhancement, such as a letter of credit, cash collateral account, collateralized investment account, subordinated structures, surety bond, limited guarantee by another entity or by priority to certain of the borrower's other securities. The degree of credit enhancement varies, generally applying only until exhausted and covering only a fraction of the security's par value. If the credit enhancement of an asset-backed security held by the Fund has been exhausted, an early amortization event may be declared. Principal and interest would be repaid to holders of the trust certificates earlier than initially anticipated. If any required payments of principal and interest are not made with respect to the underlying loans, the Fund may experience loss or delay in receiving payment and a decrease in the value of the security. Further details are set forth in the Statement of Additional Information under "Investment Restrictions and Policies -- Investment Policies."



     MORTGAGE-RELATED PASS-THROUGH SECURITIES. The Fund may invest in fixed or floating rate mortgage-related securities, including but not limited to, Government National Mortgage Association ("GNMA") Certificates ("Ginnie Maes"), Federal Home Loan Mortgage Corporation ("FHLMC") Mortgage Participation Certificates ("Freddie Macs") and Federal National Mortgage Association ("FNMA")
Guaranteed Mortgage Pass-Through Certificates ("Fannie Maes").   Mortgage pass-
through certificates are mortgage-backed securities representing undivided fractional interests in pools of mortgage-backed loans. These loans are made by mortgage bankers, commercial banks, savings and loan associations, and other lenders. Ginnie Maes are guaranteed by the full faith and credit of the US Government, but Freddie Macs and Fannie Maes are not.



     MORTGAGE-BACKED SECURITY ROLLS. The Fund may enter into "forward roll" transactions with respect to mortgage-backed securities issued by GNMA, FNMA or FHLMC. In a forward roll transaction, the Fund will sell a mortgage security to a dealer or other permitted entity and simultaneously agree to repurchase a similar security from the institution at a later date at an agreed upon price. The mortgage securities that are repurchased will bear the same interest rate as those sold, but generally will be collateralized by different pools of mortgages with different prepayment histories than those sold. There are two primary risks associated with the roll market for mortgage-backed securities. First, the value and safety of the roll depends entirely upon the counterparty's ability to redeliver the security at the termination of the roll. Therefore, the counterparty to a roll must meet the same credit criteria as any existing repurchase counterparty. Second, the security which is redelivered at the end of the roll period must be substantially the same as the initial security, i.e., it must have the same coupon, be issued by the same agency and be of the same type, have the same original stated term to maturity, be priced to result in similar market yields and must be "good delivery." Within these parameters, however, the actual pools that are redelivered could be less desirable than those originally rolled, especially with respect to prepayment characteristics.


     INTEREST RATE SWAPS. The Fund may enter into interest rate swap transactions with respect to any security it is entitled to hold. Interest rate swaps involve the exchange by the Fund with another party of their respective rights to receive interest, e.g., an exchange of floating rate payments for fixed rate payments. The Fund expects to enter into these transactions primarily to preserve a return or spread on a particular investment or portion of its portfolio or to protect against any increase in the price of securities it anticipates purchasing at a later date. The Fund intends to use these transactions as a hedge and not as a speculative investment.

     PREFERRED STOCKS. Preferred stock, unlike common stock, generally confers a stated dividend rate payable from the corporation's earnings. Such preferred stock dividends may be cumulative or noncumulative, fixed, participating, auction rate or other. If interest rates rise, a fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline either absolutely or relative to alternative investments. Preferred stock may have mandatory sinking fund provisions, as well as provisions that allow the issuer to call or redeem the stock. The rights to payment of preferred stocks are generally subordinate to rights associated with a corporation's debt securities.

     ZERO COUPON SECURITIES. Zero coupon securities are notes, bonds and debentures that (1) do not pay current interest and are issued at a substantial discount from par value; (2) have been stripped of their unmatured interest coupons and receipts; or (3) pay no interest until a stated date one or more years into the future. These securities also include certificates representing interests in such stripped coupons and receipts.


     VARIABLE AND FLOATING RATE SECURITIES.   A floating rate security is a
security which provides for the adjustment of its interest rate whenever a specified interest rate (such as a bank's designated prime lending rate) changes. A variable rate security is a security which provides for the adjustment of its interest rate on set dates (such as the last day of the month or calendar quarter). Interest rates on these securities are ordinarily tied to, and are a percentage of, a widely recognized interest rate such as the yield on 90-day US Treasury bills or the prime rate of a specified bank. Generally, changes in interest rates will have a smaller effect on the market value of variable and floating rate securities than on the market value of comparable fixed income obligations. Thus, investing in variable and floating rate securities generally allows less opportunity for capital appreciation and depreciation than investing in comparable fixed income securities.


     EURODOLLAR CERTIFICATES OF DEPOSIT, EURODOLLAR TIME DEPOSITS AND YANKEE CERTIFICATES OF DEPOSIT. ECDs are US dollar denominated certificates of deposit issued by foreign branches of domestic banks. ETDs are US dollar denominated deposits in foreign banks or foreign branches of US banks. YCDs are US dollar denominated certificates of deposit issued by US branches of foreign banks.

     Different risks than those associated with the obligations of domestic banks may exist for ECDs, ETDs and YCDs because the banks issuing these instruments, or their domestic or foreign branches, are not necessarily subject to the same regulatory requirements that apply to domestic banks, such as loan limitations, examinations and reserve, accounting, auditing, recordkeeping and public reporting requirements.

     FOREIGN CURRENCY TRANSACTIONS. The Fund may engage in foreign currency transactions as described below. The US dollar value of assets held by the Fund may be affected favorably or unfavorably by changes in foreign currency exchange rates and exchange control regulations, and the Fund may incur costs in connection with conversions between various currencies. The Fund will engage in foreign currency exchange transactions either on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market, through forward and futures contracts to purchase or sell foreign currencies or by purchasing and writing put and call options on foreign currencies. The Fund may purchase and write these contracts for the purpose of protecting against declines in the dollar value of foreign securities it holds and against increases in the dollar cost of foreign securities it plans to acquire.

     A forward foreign currency exchange contract is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date upon which the parties enter the contract, at a price set at the time the contract is made. These contracts are traded directly between currency traders (usually large commercial banks) and their customers. Foreign currency futures contracts are traded on exchanges and are subject to procedures and regulations applicable to other futures contracts. Forward foreign currency exchange contracts and foreign currency futures contracts may protect the Fund from uncertainty in foreign currency exchange rates, and may also limit potential gains from favorable changes in such rates.

     Put and call options on foreign currencies are traded on securities and commodities exchanges, in the over-the-counter market, and privately among major recognized dealers in such options. The Fund may purchase and write these options for the purpose of protecting against declines in the dollar value of foreign securities it holds and against increases in the dollar cost of foreign securities it plans to acquire. If a rise is anticipated in the dollar value of a foreign currency in which securities to be acquired are denominated, the increased cost of such securities may be offset in whole or in part by purchasing calls or writing puts on that foreign currency. If a decline in the dollar value of a foreign currency is anticipated, the decline in value of portfolio securities denominated in that currency may be in whole or in part by writing calls or purchasing puts on that foreign currency. However, certain currency rate fluctuations would cause the option to expire unexercised, and thereby cause the Fund to lose the premium it paid and its transaction costs.

     FUTURES CONTRACTS AND OPTIONS ON FUTURES. For hedging purposes, including protecting the price or interest rate of a security the Fund intends to buy, the Fund may enter into futures contracts that relate to securities in which it may directly invest and indices comprised of such securities and may purchase and write call and put options on such contracts.


     A financial futures contract is a contract to buy or sell a specified quantity of financial instruments such as US Treasury bills, notes and bonds, commercial paper and bank certificates of deposit or the cash value of a financial instrument index at a specified future date at a price agreed upon when the contract is made. With index futures, no delivery of the actual securities making up the index takes place. Rather, upon expiration of the contract, settlement is made by exchanging cash in an amount equal to the difference between the contract price and the closing price of the index at expiration, net of variation margin previously paid.



     Substantially all futures contracts are closed out before settlement date or called for cash settlement. A futures contract is closed out by buying or selling an identical offsetting futures contract. Upon entering into a futures contract, the Fund is required to deposit an initial margin with the futures broker. The initial margin serves as a "good faith" deposit that the Fund will honor its futures commitment. Subsequent payments (called "variation margin") to and from the broker are made on a daily basis as the price of the underlying investment fluctuates.


     Options on futures contracts give the purchaser the right to assume a position at a specified price in a futures contract at any time before expiration of the option contract.

     When trading futures contracts, the Fund will not commit more than 5% of the market value of its total assets to initial margin deposits on futures and premiums paid for options on futures.

     OPTIONS ON SECURITIES AND SECURITIES INDICES. The Fund may write and purchase covered put and call options on securities in which it may directly invest. Option transactions will be conducted so that the total amount paid on premiums for all put and call options outstanding will not exceed 5% of the value of the Fund's total assets. Further, the Fund will not write a put or call option or combination thereof if, as a result, the aggregate value of all securities or collateral used to cover all such options outstanding would exceed 25% of the value of the Fund's total assets.


     The Fund may purchase or sell options on securities indices that are comprised of securities in which the Fund may directly invest, subject to the limitations set forth above and provided such options are traded on a national securities exchange or in the over-the-counter market. Options on securities indices are similar to options on securities except there is no transfer of a security and settlement is in cash. A call option on a securities index grants the purchaser of the call, for a premium paid to the seller, the right to receive in cash an amount equal to the difference between the closing price of the index and the exercise price of the option.



     LENDING PORTFOLIO SECURITIES. The Fund may lend portfolio securities with a value of up to 33-1/3% of its total assets. Such loans may be terminated at any time. The Fund will receive cash or US Treasury bills, notes and bonds in an amount equal to at least 100% of the current market value (on a daily marked-to-market basis) of the loaned securities plus accrued interest. In a loan transaction, as compensation for lending it securities, the Fund will receive a portion of the dividends or interest accrued on the securities held as collateral or, in the case of cash collateral, a portion of the income from the investment of such cash. In addition, the Fund will receive the amount of all dividends, interest and other distributions on the loaned securities. However, the borrower has the right to vote the loaned securities. The Fund will call loans to vote proxies if a material issue affecting the investment is to be voted upon. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by Adviser to be of good financial standing. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. The Fund will minimize this risk by limiting the investment of cash collateral to high quality instruments of short maturity.



     CASH RESERVES. For defensive purposes, the Fund may temporarily and without limitation concentrate its portfolio in high quality short-term fixed income securities. These securities include obligations issued or guaranteed as to principal and interest by the US Government, its agencies or instrumentalities and repurchase agreements collateralized by these obligations, commercial paper, bank certificates of deposit, bankers' acceptances and time deposits.



     To the extent permitted under the 1940 Act and exemptive rules and orders thereunder, the Fund may seek to achieve its investment objective by investing solely in the shares of another investment company that has substantially similar investment objectives and policies.


INVESTMENT RESTRICTIONS

     The Fund has fundamental investment restrictions, which may be changed only with the approval of a majority of the Fund's shareholders as defined in the 1940 Act. A more detailed discussion of the Fund's investment restrictions and investment policies appears in the Statement of Additional Information. Unless otherwise noted, the fundamental restrictions apply at the time an investment is made. The Fund may not:


     1. Invest 25% or more of the value of its total assets in securities of companies primarily engaged in any one industry (other than the US Government, its agencies or instrumentalities). Concentration may occur as a result of changes in the market value of portfolio securities, but may not result from investment.

     2. Borrow money (including reverse repurchase agreements), except as a temporary measure for extraordinary or emergency purposes or to facilitate redemptions (not for leveraging or investment), provided that borrowings do not exceed an amount equal to 33-1/3% of the current value of the Fund's assets taken at market value, less liabilities other than borrowings. If at any time the Fund's borrowings exceed this limitation due to a decline in net assets, such borrowings will within three days be reduced to the extent necessary to comply with this limitation. The Fund will not purchase additional investments if borrowed funds (including reverse repurchase agreements) exceed 5% of total assets.


     3. Pledge, mortgage, or hypothecate its assets. However, the Fund may pledge securities having a market value at the time of the pledge not exceeding 33-1/3% of the value of the Fund's total assets to secure permitted borrowings.


                              CERTAIN RISK FACTORS

     FUTURES AND OPTIONS CONTRACTS. There are certain investment risks in using futures contracts and options as a hedging technique. Such risks may include:
(1) the inability to close out a futures contract or option caused by the nonexistence of a liquid secondary market; and (2) an imperfect correlation between price movements of the futures contracts or option with price movements of the portfolio securities or securities index subject to the hedge.

     FOREIGN INVESTMENTS. Investment in securities of non-US issuers involves investment risks that are different from those of US issuers, including: changes in currency rates, uncertain future political, diplomatic and economic developments; possible imposition of exchange controls or other governmental restrictions; less publicly available information; lack of uniform accounting, auditing and financial reporting standards, practices and requirements; lower trading volume, less liquidity and more volatility for securities; less government regulation of securities exchanges, brokers and listed companies; political or social instability; and, the possibility of expropriation or confiscatory taxation, each of which could adversely affect investments in securities of issuers located in those countries.

                               PORTFOLIO TURNOVER

     Because the Fund will actively trade to benefit from short-term yield disparities among different issues of fixed-income securities, or otherwise to increase its income, the Fund may be subject to a greater degree of portfolio turnover than might be expected from investment companies which invest substantially all of their assets on a long-term basis. However, this higher than average turnover rate is not expected to materially affect the Fund's performance. The portfolio turnover rate cannot be predicted, but it is anticipated that the Fund's annual turnover rate generally will not exceed 200% (excluding turnover of securities having a maturity of one year or less).

                           DIVIDENDS AND DISTRIBUTIONS

     The Board of Trustees intends to declare and pay dividends quarterly from net investment income. The Board of Trustees intends to declare distributions annually from net long-term capital gains, if any, generally in mid-October. It is intended that an additional distribution may be declared and paid in December if required for the Fund to avoid imposition of a 4% federal excise tax on undistributed capital gains.

     Dividends declared in October, November or December and payable to shareholders of record in such months will be deemed to have been paid by the Fund and received by shareholders on December 31 of that year if the dividend is paid prior to February 1 of the following year.

     Income dividends and capital gains distributions will be paid in additional shares at their net asset value on the record date unless the shareholder has elected to receive them in cash. Such election may be made by giving 10 days' written notice to Transfer Agent.

     Any dividend or capital gain distribution paid by the Fund shortly after a purchase of shares will reduce the per share net asset value of the Fund by the amount of the dividend or distribution. In effect, the payment will represent a return of capital to the shareholder. However, the shareholder will be subject to taxes with respect to such dividend or distribution.

                                      TAXES

     The Fund intends to qualify as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code, as amended (the "Code"). As a RIC, the Fund will not be subject to federal income taxes to the extent it distributes its net investment income and capital gain net income (capital gains in excess of capital losses) to shareholders. The Board intends to distribute each year substantially all of the Fund's net investment income and capital gain net income.

     Dividends from net investment income and distributions of net short-term capital gains are taxable to shareholders as ordinary income under federal income tax laws whether paid in cash or in additional shares. Distributions from net long-term capital gains are taxable as long-term capital gains regardless of the length of time a shareholder has held such shares.

     The Fund may purchase bonds at market discount (i.e., bonds with a purchase price less than original issue price or adjusted issue price). If such bonds are subsequently sold at a gain then a portion of that gain equal to the amount of market discount, which should have been accrued through the sale date, will be taxable to shareholders as ordinary income.

     Dividends and distributions may also be subject to state or local taxes. Depending on the state tax rules pertaining to a shareholder, a portion of the dividends paid by the Fund attributable to direct obligations of the US Treasury and certain agencies may be exempt from state and local taxes.

     The sale of Fund shares by a shareholder is a taxable event and may result in capital gain or loss. A capital gain or loss may be realized from an ordinary redemption of shares or an exchange of shares between two mutual funds (or two series of portfolios of a mutual fund). Any loss incurred on sale or exchange of Fund shares held for one year or more will be treated as a long-term capital loss to the extent of capital gain dividends received with respect to such shares.


     Shareholders will be notified after each calendar year of the amount of income dividends and net capital gains distributed and the percentage of the Fund's income attributable to US Treasury and agency obligations. The Fund is required to withhold a legally determined portion of all taxable dividends, distributions and redemption proceeds payable to any noncorporate shareholder that does not provide the Fund with the shareholder's correct taxpayer identification number or certification that the shareholder is not subject to backup withholding.


     The foregoing discussion is only a summary of certain federal income tax issues generally affecting the Fund and its shareholders. Circumstances among investors may vary and each investor is encouraged to discuss investment in the Fund with the investor's tax adviser.

                            VALUATION OF FUND SHARES


     NET ASSET VALUE PER SHARE. The net asset value per share is calculated on each business day as of the close of the regular trading session of the New York Stock Exchange (ordinarily 4 p.m. Eastern time). A business day is one on which the New York Stock Exchange is open for business. Net asset value per share is computed by dividing the current value of the Fund's assets, less its liabilities, by the number of shares of the Fund outstanding and rounding to the nearest cent.


     VALUATION OF FUND SECURITIES. With the exceptions noted below, the Fund values portfolio securities at market value. This generally means that fixed income securities listed and traded principally on any national securities exchange are valued on the basis of the last sale price or, lacking any sales, at the closing bid price, on the primary exchange on which the security is traded. United States fixed income securities traded principally over-the-counter and options are valued on the basis of the last reported bid price. Futures contracts are valued on the basis of the last reported sale price.


     Fixed income securities may be valued using prices provided by a pricing service when such prices are determined by Custodian to reflect the market value of such securities.


     International securities traded on a national securities exchange are valued on the basis of the last sale price. International securities traded over-the-counter are valued on the basis of best bid or official bid, as determined by the relevant securities exchange. In the absence of a last sale or best or official bid price, such securities may be valued on the basis of prices provided by a pricing service if those prices are believed to reflect the market value of such securities.


     Securities maturing within 60 days of the valuation date are valued at "amortized cost" unless the Board determines that amortized cost does not represent market value. The "amortized cost" valuation procedure initially prices an instrument at its cost and thereafter assumes a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the instrument.


     The Fund values securities for which market quotations are not readily available at fair value, as determined in good faith pursuant to procedures established by the Board of Trustees.

                             PURCHASE OF FUND SHARES

     MINIMUM INITIAL INVESTMENT AND ACCOUNT BALANCE. The Fund requires a minimum initial investment of $1,000. The minimum account balance is $500. The Fund reserves the right to reject any purchase order.


     OFFERING DATES AND TIMES. Fund shares may be purchased on any business day without a sales commission. All purchases must be made in US dollars. Purchase orders in good form and payments for Fund shares must be received by the Transfer Agent prior to 4:00 p.m. Eastern time to be effective on the date received. The accompanying payment must be in federal funds or converted into federal funds by the Transfer Agent before the purchase order can be accepted. Purchase orders in good form are described below.


     ORDER AND PAYMENT PROCEDURES. There are several ways to invest in the Fund. The Fund requires a purchase order in good form which consists of a completed and signed Account Registration and Investment Instruction Form (Application) for each new account regardless of the investment method. For additional information, copies of forms or questions, call Transfer Agent at
(800) 647-7327, or write to Transfer Agent at: State Street Bank and Trust Company, P.O. Box 8317, Boston, MA 02107, Attention: The Seven Seas Series Bond Market Fund.

     FEDERAL FUNDS WIRE. An investor may purchase shares by wiring federal funds to State Street Bank and Trust Company as Transfer Agent by:

     1. Telephoning State Street Bank and Trust Company at (800) 647-7327, and stating: (1) the investor's account registration, address and social security or tax identification number; (2) the name of the investment portfolio to be invested in; (3) the amount being wired; (4) the name of the wiring bank; (5) the name and telephone number of the person at the wiring bank to be contacted in connection with the order.

     2. Instructing the wiring bank to wire federal funds to: State Street Bank and Trust Company, Boston, MA (ABA #0110-00028), Attention: The Seven Seas Series Bond Market Fund, Mutual Funds Service Division (DDA #9904-631-0). The wire instructions should also include the name in which the account is registered, the account number, and the name of the Fund in which to be invested.

     3. Completing the Application and forwarding it to Transfer Agent at the above address.

     MAIL. To purchase shares by mail, send a check or other negotiable bank draft payable to: State Street Bank and Trust Company, P.O. Box 8317, Boston, MA 02107, Attention: The Seven Seas Series Bond Market Fund. Certified checks are not necessary; however, all checks are accepted subject to collection at full face value in United States funds and must be drawn in United States dollars on a United States bank. Normally, checks and drafts are converted to federal funds within two business days following receipt of the check or draft. Initial investments should be accompanied by a completed Application, and subsequent investments are to be accompanied by the investor's account number.

     THIRD PARTY TRANSACTIONS. Investors purchasing Fund shares through a program of services offered by a financial intermediary, such as a bank, broker-dealer, investment adviser or others, may be required by such intermediary to pay additional fees. Investors should contact such intermediary for information concerning what additional fees, if any, may be charged.


     IN-KIND EXCHANGE OF SECURITIES. The Transfer Agent may, at its discretion, permit investors to purchase shares through the exchange of securities they hold. Any securities exchanged must meet the investment objective, policies and limitations of the Fund, must have a readily ascertainable market value, must be liquid and must not be subject to restrictions on resale. The market value of any securities exchanged, plus any cash, must be at least $1 million. Shares purchased in exchange for securities generally may not be redeemed or exchanged until the transfer has settled -- usually within 15 days following the purchase by exchange.


     The basis of the exchange will depend upon the relative net asset value of the shares purchased and securities exchanged. Securities accepted by the Fund will be valued in the same manner as the Fund values its assets. Any interest earned on the securities following their delivery to the Transfer Agent and prior to the exchange will be considered in valuing the securities. All interest, dividends, subscription or other rights attached to the securities become the property of the Fund, along with the securities.

     EXCHANGE PRIVILEGE. Subject to each Fund's minimum investment requirement, investors may exchange their Fund shares without charge for shares of any other investment portfolio offered by Investment Company. Shares are exchanged on the basis of relative net asset value per share. Exchanges may be made: (1) by telephone if the registrations of the two accounts are identical; or (2) in writing addressed to State Street Bank and Trust Company, P.O. Box 8317, Boston, MA 02107, Attention: The Seven Seas Series Bond Market Fund. If shares of the Fund were purchased by check, the shares must have been present in an account for 10 days before an exchange is made. The exchange privilege will only be available in states where the exchange may legally be made, and may be modified or terminated by the Fund upon 60 days' notice to shareholders.

                            REDEMPTION OF FUND SHARES


     Fund shares may be redeemed on any business day at the net asset value next determined after the receipt of a redemption request in proper form as described below. Payment will be made as soon as possible (but will ordinarily not exceed seven days) and will be mailed to the shareholder's address of record. Upon request, redemption proceeds will be wire transferred to the shareholder's account at a domestic commercial bank that is a member of the Federal Reserve System. Although Investment Company does not currently charge a fee for this service, Investment Company reserves the right to charge a fee for the cost of wire-transferred redemptions of less than $1,000. Payment for redemption of shares purchased by check may be withheld for up to 10 days after the date of purchase to assure that such checks are honored.


     EXPEDITED REDEMPTION. Shareholders may normally redeem Fund shares by telephoning State Street Bank and Trust Company between 9:00 a.m. and 4:00 p.m. Eastern time at (800) 647-7327, Attention: The Seven Seas Series Bond Market Fund. Shareholders using the expedited redemption method must complete the appropriate section on the Application. The Fund and the Transfer Agent will employ reasonable procedures to confirm that instructions communicated by telephone are properly authorized. The Fund and the Transfer Agent will not be liable for executing telephone instructions that are deemed to be authorized after following reasonable procedures. These procedures include recording telephonic instructions, mailing to the shareholder a written confirmation of the transaction, performing a personal identity test with private information not likely to be known by other individuals, and restricting mailing of redemptions to the shareholder's address of record. During periods of drastic economic or market changes, shareholders using this method may encounter delays. In such event, shareholders should consider using the mail redemption procedure described below.

     MAIL. Redemption requests may be made in writing directly to State Street Bank and Trust Company, P.O. Box 8317, Boston, MA 02107, Attention: The Seven Seas Series Bond Market Fund. The redemption price will be the net asset value next determined after receipt by State Street of all required documents in good order. "Good order" means that the request must include the following:

     1. A letter of instruction or a stock assignment stating that the shares are to be redeemed out of The Seven Seas Series Bond Market Fund and designating specifically the dollar amount to be redeemed signed by all owners of the shares in the exact names in which they appear on the account, together with a guarantee of the signature of each owner by a bank, trust company or member of a recognized stock exchange; and

     2. Such other supporting legal documents, if required by applicable law or Transfer Agent, in the case of estates, trusts, guardianships, custodianships, corporations and pension and profit-sharing plans.

     The Fund reserves the right to redeem the shares in any account with a balance of less than $500 as a result of shareholder redemptions. Before shares are redeemed to close an account, the shareholder will be notified in writing and allowed 60 days to purchase additional shares to meet the minimum account balance.

     The Fund may pay any portion of the redemption amount in excess of $250,000 by a distribution in kind of securities from the portfolio of the Fund in lieu of cash. Investors will incur brokerage charges on the sale of these portfolio securities. The Fund reserves the right to suspend the right of redemption or postpone the date of payment if emergency conditions, as specified in the 1940 Act or determined by the Securities and Exchange Commission, should exist.

                               GENERAL MANAGEMENT

     The Board of Trustees supervises the management, activities and affairs of the Fund and has approved contracts with various financial organizations to provide, among other services, day-to-day management required by the Fund.


     ADVISORY AGREEMENT. Investment Company employs State Street to furnish investment services to the Fund. State Street is one of the largest providers of securities processing and recordkeeping services for US mutual funds and pension funds. State Street is a wholly owned subsidiary of State Street Boston Corporation, a publicly held bank holding company. State Street, with over $198.6 billion (US) under management as of September 30, 1995, provides complete global investment management services from offices in the United States, London, Sydney, Hong Kong, Tokyo, Toronto, Luxembourg, Melbourne, Montreal and Paris.



     Adviser, subject to Board supervision, directs the investment of the Fund in accordance with the Fund's investment objective, policies and restrictions. The individual primarily responsible for investment decisions regarding the Fund is Susan R. Bonfeld, Managing Director. Ms. Bonfeld has been with State Street since 1994, working on the fixed income team. Prior to State Street, Ms. Bonfeld was a vice president of sales for taxable fixed income products at CS First Boston. There are eight other portfolio managers who work with Ms. Bonfeld in managing the Fund. For these services, the Fund pays Adviser a fee, calculated daily and paid monthly, equal to .30% annually of the Fund's average daily net assets.


     The Glass-Steagall Act prohibits a depository state chartered bank such as Adviser from engaging in the business of issuing, underwriting, selling or distributing certain securities. The activities of Adviser in informing its customers of the Fund, performing investment and redemption services and providing custodian, transfer, shareholder servicing, dividend disbursing and investment advisory services may raise issues under these provisions. Adviser has been advised by its counsel that its activities in connection with the Fund are consistent with its statutory and regulatory obligations. THE SHARES OFFERED BY THIS PROSPECTUS ARE NOT ENDORSED OR GUARANTEED BY STATE STREET OR ITS AFFILIATES, ARE NOT DEPOSITS OR OBLIGATIONS OF STATE STREET OR ITS AFFILIATES, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.


     Changes in federal or state statutes and regulations relating to the permissible activities of banks and their affiliates, as well as judicial or administrative decisions or interpretations of such or future statutes and regulations, could prevent Adviser from continuing to perform all or a part of the above services for its customers and/or the Fund. If Adviser were prohibited from serving the Fund in any of its present capacities, the Board of Trustees would seek an alternative provider(s) of such services. In such event, changes in the operation of the Fund may occur. It is not expected by Adviser that existing shareholders would suffer any adverse financial consequences (if another adviser with equivalent abilities is found) as a result of any of these occurrences.


     State Street may from time to time have discretionary authority over accounts which invest in Investment Company shares. These accounts include accounts maintained for securities lending clients and accounts which permit the use of Investment Company portfolios as short-term cash sweep investments. Shares purchased for all discretionary accounts are held of record by State Street, who retains voting control of them. As of November 8, 1995, State Street held of record 31% of the issued and outstanding shares of Investment Company in connection with its discretionary accounts. Consequently, State Street may be deemed to be a controlling person of Investment Company for purposes of the 1940 Act.


     Under the Adviser's Code of Ethics, the Adviser's employees in Boston where investment management operations are conducted are only permitted to engage in personal securities transactions which do not involve securities which the Adviser had recommended for purchase or sale, or purchased or sold, on behalf of its clients. Such employees must report their personal securities transactions quarterly and supply broker confirmations to the Adviser.


     ADMINISTRATION AGREEMENT. Frank Russell Investment Management Company ("Administrator") serves as administrator to the Fund. Administrator currently serves as investment manager and administrator to 22 mutual funds with assets of $7.3 billion as of October 31, 1995, and acts as administrator to 17 mutual funds, including the Bond Market Fund, with assets of $7.2 billion as of October 31, 1995.

     Pursuant to the Administration Agreement with Investment Company, Administrator will: (1) supervise all aspects of the Fund's operations;
(2) provide the Fund with administrative and clerical services, including the maintenance of certain of the Fund's books and records; (3) arrange the periodic updating of the Fund's prospectuses and any supplements thereto; (4) provide proxy materials and reports to Fund shareholders and the Securities and Exchange Commission; and (5) provide the Fund with adequate office space and all necessary office equipment and services, including telephone service, heat, utilities, stationery supplies and similar items. For these services, the Bond Market Fund and Investment Company's other domestic portfolios pay Administrator a combined fee that on an annual basis is equal to the following percentages of their average aggregate daily net assets: (1) $0 up to $500 million -- .06%;
(2) over $500 million to $1 billion -- .05%; and (3) over $1 billion -- .03%. The percentage of the fee paid by the Bond Market Fund is equal to the percentage of average aggregate daily net assets that are attributable to the Fund. Administrator will also receive reimbursement of expenses it incurs in connection with establishing new investment portfolios. Further, the administration fee paid by the Investment Company will be reduced by the sum of certain distribution related expenses (up to a maximum of 15% of the asset-based administration fee listed above).

     Administrator also provides administrative services in connection with the registration of shares of Investment Company with those states in which its shares are offered or sold. Compensation for such services is on a "time spent" basis. Investment Company will pay all registration, exemptive application, renewal and related fees and reasonable out-of-pocket expenses.


Officers and employees of the Administrator and Distributor are permitted to engage in personal securities transactions subject to restrictions and procedures set forth in the Confidentiality Manual and Code of Ethics adopted by the Investment Company, Administrator and Distributor. Such restrictions and procedures include substantially all of the recommendations of the Advisory Group of the Investment Company Institute and comply with Securities and Exchange Commission rules and regulations.


     DISTRIBUTION SERVICES AND SHAREHOLDER SERVICING. Pursuant to the Distribution Agreement with Investment Company, Russell Fund Distributors, Inc. ("Distributor"), a wholly owned subsidiary of Administrator, serves as distributor for all Fund shares.

     The Fund has adopted a distribution plan pursuant to Rule 12b-1 (the "Plan") under the 1940 Act. The purpose of the Plan is to provide for the payment of certain Investment Company distribution and shareholder servicing expenses. Under the Plan, Distributor will be reimbursed in an amount up to
 .25% of the Fund's average annual net assets for distribution-related and shareholder servicing expenses. Payments under the Plan will be made to Distributor to finance activity which is intended to result in the sale and retention of Fund shares including: (1) the costs of prospectuses, reports to shareholders and sales literature; (2) advertising; and (3) expenses incurred in connection with the promotion and sale of Fund shares, including Distributor's overhead expenses for rent, office supplies, equipment, travel, communication, compensation and benefits of sales personnel.

     Under the Plan, the Fund may also enter into agreements ("Service Agreements") with financial institutions, which may include Adviser ("Service Organizations"), to provide shareholder servicing with respect to Fund shares held by or for the customers of the Service Organizations. Under the Service Agreements, the Service Organizations may provide various services for such customers including: answering inquiries regarding the Fund; assisting customers in changing dividend options, account designations and addresses; performing subaccounting for such customers; establishing and maintaining customer accounts and records; processing purchase and redemption transactions; providing periodic statements showing customers' account balances and integrating such statements with those of other transactions and balances in the customers' other accounts serviced by the Service Organizations; arranging for bank wires transferring customers' funds; and such other services as the customers may request in connection with the Fund, to the extent permitted by applicable statute, rule or regulation. Service Organizations may receive from the Fund, for shareholder servicing, monthly fees at a rate that shall not exceed .20% per annum of the average daily net asset value of Fund shares owned by or for shareholders with whom the Service Organization has a servicing relationship. Banks and other financial service firms may be subject to various state laws, and may be required to register as dealers pursuant to state law.

     Investment Company has entered into Service Agreements with Adviser, State Street Brokerage Services, Inc. ("SSBSI"), and Adviser's Metropolitan Division of Commercial Banking ("Commercial Banking") to obtain the services described above with respect to Fund shares held by or for customers. In return for these services, Investment Company pays Adviser a fee in an amount that per annum is equal to .025%, .175% and .175% of the average daily value of all Fund shares held by or for customers of Adviser, SSBSI, and Commercial Banking, respectively.


     Payments to Distributor, as well as payments to Service Organizations, are not permitted by the Plan to exceed .25% of the Fund's average net asset value per year. Any payments that are required to be made by the Distribution Agreement and any Service Agreement but could not be made because of the .25% limitation may be carried forward and paid in subsequent years so long as the Plan is in effect. The Fund's liability for any such expenses carried forward shall terminate at the end of two years following the year in which the expenditure was incurred. Service Organizations will be responsible for prompt transmission of purchase and redemption orders and may charge fees for their services.

                                  FUND EXPENSES


     The Fund will pay all of its expenses other than those expressly assumed by Adviser and Administrator. The principal expenses of the Fund are the annual advisory fee payable to Adviser and distribution and shareholder servicing expenses. Other expenses include: (1) amortization of deferred organizational costs; (2) taxes, if any; (3) expenses for legal, auditing and financial accounting services; (4) expense of preparing (including typesetting, printing and mailing) reports, prospectuses and notices to existing shareholders;
(5) administrative fees; (6) custodian fees; (7) expense of issuing and redeeming Fund shares; (8) the cost of registering Fund shares under federal and state laws; (9) shareholder meetings and related proxy solicitation expenses;
(10) the fees, travel expenses and other out-of-pocket expenses of Trustees who are not affiliated with Adviser or any of its affiliates; (11) insurance, interest, brokerage and litigation costs; (12) extraordinary expenses as may arise, including expenses incurred in connection with litigation proceedings and claims and the legal obligations of Investment Company to indemnify its Trustees, officers, employees, shareholders, distributors and agents; and
(13) other expenses properly payable by the Fund.


                            PERFORMANCE CALCULATIONS

     The Fund may from time to time advertise its "yield." Yield is calculated by dividing the net investment income per share earned during the most recent 30-day (or one-month) period by the maximum offering price per share on the last day of the month. This income is then annualized. That is, the amount of income generated by the investment during that 30-day period is assumed to be generated each month over a 12-month period and is shown as a percentage of the investment. For purposes of the yield calculation, interest income is computed based on the yield to maturity of each debt obligation and dividend income is computed based upon the stated dividend rate of each security in the Fund's portfolio. The calculation includes all recurring fees that are charged to all shareholder accounts.

     From time to time the Fund may advertise its "total return." The total return of the Fund is the average annual compounded rate of return from a hypothetical investment in the Fund over one-, five- and ten-year periods or for the life of the Fund (as stated in the advertisement), assuming the reinvestment of all dividend and capital gains distributions.

     Comparative performance information may be used from time to time in advertising or marketing Fund shares, including data from Lipper Analytical Services, Inc., Donoghue's Money Fund Report, the Bank Rate Monitor, Wall Street Journal Score Card, Lehman Brothers Index or other industry publications, business periodicals, rating services and market indices. The Fund may also advertise nonstandardized performance information which is for periods in addition to those required to be presented.

     Quoted yields, returns and other performance figures are based on historical earnings and are not indications of future performance.

                             ADDITIONAL INFORMATION


     CUSTODIAN, TRANSFER AGENT AND INDEPENDENT ACCOUNTANTS. State Street holds all portfolio securities and cash assets of the Fund, provides portfolio recordkeeping services and serves as the Fund's transfer agent ("Transfer Agent") and custodian ("Custodian"). State Street is authorized to deposit securities in securities depositories or to use the services of subcustodians. State Street has no responsibility for the supervision and management of the Fund except as investment adviser. Coopers & Lybrand L.L.P., Boston, Massachusetts, is Investment Company's independent accountants.


     REPORTS TO SHAREHOLDERS AND SHAREHOLDER INQUIRIES. Shareholders will receive unaudited semiannual financial statements and annual financial statements audited by Investment Company's independent accountants. Shareholder inquiries regarding the Prospectus and financial statements may be made by calling Distributor at (617) 654-6089. Inquiries regarding shareholder balances may be made by calling Transfer Agent at (800) 647-7327.

     ORGANIZATION, CAPITALIZATION AND VOTING. Investment Company was organized as a Massachusetts business trust on October 3, 1987, and operates under a First Amended and Restated Master Trust Agreement dated October 13, 1993, as amended.

     Investment Company issues shares divisible into an unlimited number of series (or funds), each of which is a separate trust under Massachusetts law. The Bond Market Fund is one such series.

     Each Fund share represents an equal proportionate interest in the Fund, has a par value of $.001 per share and is entitled to such relative rights and preferences and dividends and distributions earned on Fund assets as may be declared by the Board of Trustees. Shares of the Fund are fully paid and nonassessable by Investment Company and have no preemptive rights.


     Each Fund share has one vote.  There are no cumulative voting rights.
There is no annual meeting of shareholders, but special meetings may be held.
On any matter which affects only a particular investment portfolio, only shareholders of that fund may vote unless otherwise required by the 1940 Act or the Master Trust Agreement. The Trustees hold office for the life of the Trust. A Trustee may resign or retire, and may be removed at any time by a vote of two-thirds of the Investment Company shares or by a vote of a majority of the Trustees. The Trustees shall promptly call and give notice of a meeting of shareholders for the purpose of voting upon removal of any Trustee when requested to do so in writing by the holders of not less than 10% of the shares then outstanding. A vacancy on the Board of Trustees may be filled by the vote of a majority of the remaining Trustees, provided that immediately thereafter at least two-thirds of the Trustees have been elected by shareholders.


     Investment Company does not issue share certificates for the Fund. Transfer Agent sends shareholders statements concurrent with any transaction activity, confirming all investments in or redemptions from their accounts. Each statement also sets forth the balance of shares held in the account.

                           THE SEVEN SEAS SERIES FUND
                       Two International Place, 35th Floor
                          Boston, Massachusetts  02110


INVESTMENT ADVISER, CUSTODIAN, AND TRANSFER AGENT
State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts 02110


DISTRIBUTOR
Russell Fund Distributors, Inc.
Two International Place, 35th Floor
Boston, Massachusetts 02110


ADMINISTRATOR
Frank Russell Investment Management Company
909 A Street
Tacoma, Washington 98402


LEGAL COUNSEL
Goodwin, Procter & Hoar
Exchange Place
Boston, Massachusetts 02109


INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
One Post Office Square
Boston, Massachusetts 02109

                                                  Filed pursuant to Rule 485(a)

                                                  File Nos. 33-19229; 811-5430


                           THE SEVEN SEAS SERIES FUND

                       Two International Place, 35th Floor
                          Boston, Massachusetts  02110
                                 (617) 654-6089

                       STATEMENT OF ADDITIONAL INFORMATION

                                BOND MARKET FUND


                            __________________, 1996





     The Seven Seas Series Fund ("Investment Company") is a registered open-end investment company organized as a Massachusetts business trust offering shares of beneficial interest in separate investment portfolios. In addition, each series of the Investment Company is diversified as defined under the Investment Company Act of 1940, as amended (the "1940 Act").



     This Statement of Additional Information supplements or describes in greater detail the Investment Company and The Seven Seas Series Bond Market Fund (the "Bond Market Fund" or the "Fund") as contained in the Fund's Prospectus dated _________________, 1996. This Statement is not a Prospectus and should be read in conjunction with the Fund's Prospectus, which may be obtained by telephoning or writing Investment Company at the number or address shown above.

                                TABLE OF CONTENTS

                                                                PAGE

STRUCTURE AND GOVERNANCE ........................................3

     Organization and Business History ........................  3
     Shareholder Meetings .....................................  4
     Controlling Shareholders  ................................  4
     Principal Shareholders  ..................................  5
     Trustees and Officers  ...................................  5

OPERATION OF INVESTMENT COMPANY  ..............................  6

     Service Providers  .......................................  6
     Adviser  .................................................  6
     Administrator  ...........................................  7
     Distributor  .............................................  7
     Custodian and Transfer Agent  ............................  7
     Distribution Plan  .......................................  8
     Federal Law Affecting State Street  ......................  8
     Valuation of Fund Shares  ................................  8
     Brokerage Practices  ..................................... 10
     Portfolio Turnover Rate  ................................. 11
     Yield and Total Return Quotations  ....................... 11

INVESTMENTS  .................................................. 12

     Investment Restrictions  ................................. 12
     Investment Policies  ..................................... 14
     Hedging Strategies and Related Investment Techniques  .... 20
     Ratings of Debt Instruments  ............................. 26
     Ratings of Commercial Paper  ............................. 27

TAXES  ........................................................ 30

FINANCIAL STATEMENTS  ......................................... 32

                            STRUCTURE AND GOVERNANCE


     ORGANIZATION AND BUSINESS HISTORY. Investment Company was organized as a Massachusetts business trust on October 3, 1987 and operates under a First Amended and Restated Master Trust Agreement, dated October 13, 1993, as amended. Investment Company is authorized to issue shares of beneficial interest, par value $.001 per share, which may be divided into one or more series, each of which evidences pro rata ownership interest in a different investment portfolio, or "Fund." The Bond Market Fund is one such investment portfolio. The Trustees may create additional Funds at any time without shareholder approval.


     As of the date of this Statement of Additional Information, Investment Company is comprised of the following investment portfolios, each of which commenced operations on the date set forth opposite the portfolio's name:


     ------------------------------------------------------------------------------
     The Seven Seas Series Money Market Fund                        May 2, 1988
     The Seven Seas Series US Government Money Market Fund         March 1, 1991
     The Seven Seas Series US Treasury Money Market Fund          December 1, 1993
     The Seven Seas Series US Treasury Obligations Fund                  *
     The Seven Seas Series Prime Money Market Fund               February 22, 1994
     The Seven Seas Series Yield Plus Fund                       November 9, 1992
     The Seven Seas Series Tax Free Money Market Fund            December 1, 1994
     The Seven Seas Series Intermediate Fund                     September 1, 1993
     The Seven Seas Series Bond Market Fund                              *
     The Seven Seas Series Growth and Income Fund                September 1, 1993
     The Seven Seas Series S&P 500 Index Fund                    December 30, 1992
     The Seven Seas Series Small Cap Fund                           July 1, 1992
     The Seven Seas Series Matrix Equity Fund                       May 4, 1992
     The Seven Seas Series Active International Fund               March 7, 1995
     The Seven Seas Series International Pacific Index Fund              *
     The Seven Seas Series Emerging Markets Fund                   March 1, 1994
     The Seven Seas Series Real Estate Equity Fund                       *
     ------------------------------------------------------------------------------


     _______________
     * As of the date of this Statement of Additional Information, these portfolios have not commenced operations.

     Prospectuses for these investment portfolios may be obtained by calling Investment Company's distributor, Russell Fund Distributors, Inc., at
(617) 654-6089.

     Investment Company is authorized to divide shares of any series into two or more classes of shares. The shares of each Fund may have such rights and preferences as the Trustees may establish from time to time, including the right of redemption (including the price, manner and terms of redemption), special and relative rights as to dividends and distributions, liquidation rights, sinking or purchase fund provisions and conditions under which any Fund may have separate voting rights or no voting rights. Each class of shares of a Fund is entitled to the same rights and privileges as all other classes of that Fund, except that each class bears the expenses associated with the distribution and shareholder servicing arrangements of that class, as well as other expenses attributable to the class and unrelated to the management of the Fund's portfolio securities. Shares of the Money Market, US Government Money Market and Tax Free Money Market Funds are divided into Classes A, B and C.

     Any amendment to the Master Trust Agreement that would materially and adversely affect shareholders of Investment Company as a whole, or shareholders of a particular Fund, must be approved by the holders of a majority of the shares of Investment Company or the Fund, respectively. All other amendments may be effected by Investment Company's Board of Trustees.

     Under certain unlikely circumstances, and as is the case with any Massachusetts business trust, a shareholder of the Fund may be held personally liable for the obligations of the Fund. The Master Trust Agreement provides that shareholders shall not be subject to any personal liability for the acts or obligations of the Fund and that every written agreement, obligation, or other undertaking of the Fund shall contain a provision to the effect that the shareholders are not personally liable thereunder. The Master Trust Agreement also provides that the Fund shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Fund and satisfy any judgment thereon. Thus, the risk to shareholders of incurring financial loss beyond their investments is limited to circumstances in which the Fund itself would be unable to meet its obligations.

     SHAREHOLDER MEETINGS. Investment Company will not have an Annual Meeting of Shareholders. Special Meetings may be convened: (1) by the Board of Trustees; (2) upon written request to the Board by the holders of at least 10% of the outstanding shares; or (3) upon the Board's failure to honor the shareholders' request described above, by holders of at least 10% of the outstanding shares giving notice of the special meeting to the shareholders.


     CONTROLLING SHAREHOLDERS. The Trustees have the authority and responsibility to manage the business of Investment Company. Trustees hold office until they resign or are removed by, in substance, a vote of two-thirds of Investment Company shares outstanding. However, in connection with State Street Bank and Trust Company's ("State Street") securities lending program and investment accounts over which State Street has discretionary authority, State Street holds certain collateral on behalf of its securities lending clients to secure the return of loaned securities. Such collateral may be invested in Investment Company shares from time to time. Shares representing such investments are held of record by State Street, who retains voting control of such shares. As of November 8, 1995, State Street held beneficially and of record 31% of Investment Company's shares in connection with various lending portfolios and, consequently, may be deemed to be a controlling person of Investment Company for purposes of the 1940 Act. State Street also acts as Investment Company's investment adviser, transfer agent and custodian.


     Frank Russell Investment Management Company ("Administrator"), the Investment Company's administrator, will be the sole shareholder of the Bond Market Fund until such time as the Fund has public shareholders and therefore may be deemed to be a controlling person.

     PRINCIPAL SHAREHOLDERS. As of the date of this Statement of Additional Information, Administrator is the Fund's sole shareholder.

     The Trustees and officers of the Investment Company, as a group, own less than 1% of Investment Company's voting securities.

     TRUSTEES AND OFFICERS. The Board of Trustees is responsible for overseeing generally the operation of the Fund. The officers, all of whom are employed by, and are officers of, Administrator or its affiliates, are responsible for the day-to-day management and administration of the Fund's operations.

     Trustees who are not officers or employees of State Street or its affiliates are paid an annual fee and are reimbursed for travel and other expenses they incur in attending Board meetings. Investment Company's officers and employees are paid by Administrator or its affiliates.

     The following lists Investment Company's Trustees and officers, their positions with Investment Company, their present and principal occupations during the past five years and the mailing addresses of Trustees who are not affiliated with Investment Company. The mailing address for all Trustees and officers affiliated with Investment Company is The Seven Seas Series Fund, 909 A Street, Tacoma, WA 98402.

     An asterisk (*) indicates that a Trustee is an "interested person" of the Investment Company, as defined in the 1940 Act.

     *LYNN L. ANDERSON, Trustee, Chairman of the Board, President and Fund Treasurer. Director, Frank Russell Company; Director, President and Chief Executive Officer of Frank Russell Investment Management Company and Frank Russell Trust Company; Trustee, President and Chief Executive Officer, Frank Russell Investment Company; Director and President, Russell Fund Distributors, Inc.

     WILLIAM L. MARSHALL, Trustee. 33 West Court Street, Doylestown, PA 18901. Chief Executive Officer and President, Wm. L. Marshall Associates, Inc. (a registered investment adviser and provider of financial and related consulting services); Certified Financial Planner; Member, Registry of Financial Planning Practitioners; and Advisory Committee, International Association for Financial Planning Broker-Dealer Program. Member, Institute of Certified Financial Planners. Registered for Securities with FSC Securities Corp., Marietta, Georgia.


     *STEVEN J. MASTROVICH, Trustee. 1 Financial Center, Boston, MA 02111. Partner, Brown, Rudnick, Freed & Gesmer (law firm); 1990 to 1994, Partner, Warner & Stackpole (law firm).


     PATRICK J. RILEY, Trustee. 21 Custom House Street, Boston, MA 02110. Partner, Riley, Burke & Donahue (law firm).

     RICHARD D. SHIRK, Trustee. 3350 Peachtree Road, N.E., Atlanta, GA 30326. President and Chief Executive Officer, Blue Cross/Blue Shield of Georgia. 1990 to 1992, President, Champions Group Resources--Business Management and Employee Benefits Consulting; 1990, Senior Vice President, Employee Benefits Division, Cigna Corporation (providing and insuring group life, health and disability employee benefit products and services); from 1986 to 1990, Senior Vice President, EQUICOR-Equitable HCA Corporation (providing and insuring group life, health and disability employee benefit products and services).


     *BRUCE D. TABER, Trustee. 26 Round Top Road, Boxford, MA 01921. President, A.B. Reed, Inc. - Engineers, Architects, Planners. Prior to that, Vice President, Instrumentation and Controls, A.B. Reed., Inc.

     HENRY W. TODD, Trustee. 111 Commerce Drive, Montgomeryville, PA 18936. President and Director, Zink & Triest Co., Inc. (dealer in vanilla flavor materials); Director, A.M. Todd Co., and Flavorite Laboratories.


     J. DAVID GRISWOLD, Vice President and Secretary. Assistant Secretary, Associate General Counsel, Compliance Officer, Frank Russell Investment Management Company and Russell Fund Distributors, Inc.; Associate General Counsel and Assistant Secretary, Frank Russell Company; Assistant Secretary, Russell Fiduciary Services Company; Secretary, Associate General Counsel and Compliance Officer, Frank Russell Securities, Inc.



----------------------------------------------------------------------------------------------------------
                                                     TRUSTEE COMPENSATION TABLE
--------------------------------------------------------------------------------
                              Aggregate      Pension       or    Estimated Annual    Total Compensation
                              Compensation   Retirement          Benefits    Upon    From    Investment
Trustee                       from           Benefits Accrued    Retirement          Company   Paid  to
                              Investment     as    Part    of                        Trustees
                              Company        Investment
                                             Company
                                             Expenses
-----------------------------------------------------------------------------------------------------------

Lynn L. Anderson              $0             $0                  $0                  $0
-----------------------------------------------------------------------------------------------------------
William L. Marshall           $49,000        $0                  $0                  $49,000
-----------------------------------------------------------------------------------------------------------
Steven J. Mastrovich          $49,000        $0                  $0                  $49,000
-----------------------------------------------------------------------------------------------------------
Patrick J. Riley              $49,000        $0                  $0                  $49,000
-----------------------------------------------------------------------------------------------------------
Richard D. Shirk              $49,000        $0                  $0                  $49,000
-----------------------------------------------------------------------------------------------------------
Bruce D. Taber                $49,000        $0                  $0                  $49,000
-----------------------------------------------------------------------------------------------------------
Henry W. Todd                 $49,000        $0                  $0                  $49,000
-----------------------------------------------------------------------------------------------------------

                         OPERATION OF INVESTMENT COMPANY

     SERVICE PROVIDERS. Most of the Fund's necessary day-to-day operations are performed by separate business organizations under contract to Investment Company. The principal service providers are:

          Investment Adviser,
           Custodian and
           Transfer Agent:         State Street Bank and Trust Company
          Administrator:           Frank Russell Investment Management Company
          Distributor:             Russell Fund Distributors, Inc.



     ADVISER. State Street Bank and Trust Company ("State Street" or "Adviser") serves as the Fund's investment adviser pursuant to an Advisory Agreement dated April 12, 1988 ("Advisory Agreement"). State Street Bank and Trust Company is a wholly owned subsidiary of State Street Boston Corporation, a publicly held bank holding company. State Street's address is 225 Franklin Street, Boston, MA 02110.


     Under the Advisory Agreement, Adviser directs the Fund's investments in accordance with its investment objectives, policies and limitations. For these services, the Fund will pay a fee to Adviser at the rate stated in the Prospectus.


     The Advisory Agreement will continue from year to year provided that a majority of the Trustees who are not interested persons of the Fund and either a majority of all Trustees or a majority of the shareholders of the Fund approve its continuance. The Agreement may be terminated by Adviser or the Fund without penalty upon sixty days' notice and will terminate automatically upon its assignment.



     ADMINISTRATOR.  Frank Russell Investment Management Company
("Administrator") serves as the Fund's administrator, pursuant to an Administration Agreement dated April 12, 1988 ("Admitistration Agreement"). A description of the services provided under the Administration Agreement and the basis for computing fees for such services is provided in the Fund's Prospectus.


     The Administration Agreement will continue from year to year provided that a majority of the Trustees and a majority of the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Distribution Plan described below or the Administration Agreement approve its continuance. The Agreement may be terminated by Administrator or the Fund without penalty upon sixty days' notice and will terminate automatically upon its assignment.

     Administrator is a wholly owned subsidiary of Frank Russell Company. Frank Russell Company was founded in 1936 and has provided comprehensive asset management consulting services since 1969 for institutional pools of investment assets, principally those of large corporate employee benefit plans. Frank Russell Company and its affiliates have offices in Tacoma, Seattle, New York City, Toronto, London, Tokyo, Sydney, Zurich, Paris and Auckland, and have approximately 1,000 officers and employees. Administrator's and Frank Russell Company's mailing address is 909 A Street, Tacoma, WA 98402.

     DISTRIBUTOR. Russell Fund Distributors, Inc. ("Distributor") serves as the distributor of Fund shares pursuant to a Distribution Agreement dated April 12, 1988 ("Distribution Agreement"). Distributor is a wholly owned subsidiary of Administrator. Distributor's mailing address is Two International Place, 35th Floor, Boston, MA 02110.


     CUSTODIAN AND TRANSFER AGENT. State Street serves as the custodian ("Custodian") and transfer agent ("Transfer Agent") for Investment Company. State Street also provides the basic portfolio recordkeeping required by Investment Company for regulatory and financial reporting purposes. For these services, State Street is paid an annual fee in accordance with the following: custody services-a fee payable monthly on a pro rata basis, based on the following percentages of average daily net assets of each Fund: $0 up to $1.5 billion-0.02%, over $1.5 billion-0.015% (for purposes of calculating the break point, the assets of all Investment Portfolios are aggregated); securities transaction charges from $8.00 to $25.00 per transaction; Eurodollar transaction fees ranging from $110.00 to $125.00 per transaction; monthly pricing fees of $375.00 per Investment Portfolio and from $6.00 to $16.00 per security, depending on the type of instrument and the pricing service used; transfer agent services of $2.00 per shareholder transaction and a multiple class fee of $18,000 per year for each additional class of shares; and yield calculation fees of $350.00 per non-money market portfolio per year. State Street is reimbursed by the Fund for supplying certain out-of-pocket expenses including postage, transfer fees, stamp duties, taxes, wire fees, telexes, and freight.

     DISTRIBUTION PLAN. Under the 1940 Act, the Securities and Exchange Commission has adopted Rule 12b-1, which regulates the circumstances under which the Fund may, directly or indirectly, bear distribution and shareholder servicing expenses. The Rule provides that the Fund may pay for such expenses only pursuant to a plan adopted in accordance with the Rule. Accordingly, the Fund has adopted an active distribution plan (the "Plan"), which is described in the Fund's Prospectus.

     The Plan provides that the Fund may spend annually, directly or indirectly, up to 0.25% of the value of its average net assets for distribution and shareholder servicing services. The Plan does not provide for the Fund to be charged for interest, carrying or any other financing charges on any distribution expenses carried forward to subsequent years. A quarterly report of the amounts expended under the Plan, and the purposes for which such expenditures were incurred, must be made to the Trustees for their review. The Plan may not be amended without shareholder approval to increase materially the distribution or shareholder servicing costs that the Fund may pay. The Plan and material amendments to it must be approved annually by all of the Trustees and by the Trustees who are neither "interested persons" (as defined in the 1940
Act) of the Fund nor have any direct or indirect financial interest in the operation of the Plan or any related agreements.

     Under the Plan, the Fund may also enter into agreements ("Service Agreements") with financial institutions, which may include Adviser ("Service Organizations"), to provide shareholder servicing with respect to Fund shares held by or for the customers of the Service Organizations. Such arrangements are more fully described in the Fund's prospectus under "Distribution Services and Shareholder Servicing."

     FEDERAL LAW AFFECTING STATE STREET. The Glass-Steagall Act of 1933 prohibits state chartered banks such as State Street from engaging in the business of underwriting, selling or distributing certain securities, and prohibits a member bank of the Federal Reserve System from having certain affiliations with an entity engaged principally in that business. The activities of State Street in informing its customers of the Fund, performing investment and redemption services, providing custodian, transfer, shareholder servicing, dividend disbursing, agent servicing and investment advisory services, may raise issues under these provisions. State Street has been advised by its counsel that its activities in connection with the Funds contemplated under this arrangement are consistent with its statutory and regulatory obligations.

     VALUATION OF FUND SHARES. Net asset value per share is calculated once each business day for the Bond Market Fund as of the close of the regular trading session on the New York Stock Exchange (currently 4:00 p.m. Eastern time). A business day is one on which the New York Stock Exchange is open for business. Currently, the New York Stock Exchange is open for trading every weekday except New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.


     Trading may occur in debt securities and in foreign securities at times when the New York Stock Exchange is closed (including weekends and holidays or after 4:00 p.m., Eastern time, on a regular business day). The trading of portfolio securities at such times may significantly increase or decrease the Fund's net asset value when shareholders do not have the ability to purchase or redeem shares. Moreover, trading in securities on European and Asian exchanges and in the over-the-counter market is normally completed before the close of the New York Stock Exchange. Events affecting the values of foreign securities traded in foreign markets that occur between the time their prices are determined and the close of the New York Stock Exchange will not be reflected in the Fund's calculation of its net asset value unless the Board of Trustees determines that the particular event would materially affect the Fund's net asset value, in which case an adjustment would be made.


     With the exceptions noted below, the Fund values portfolio securities at market value. This generally means that equity securities and fixed income securities listed and traded principally on any national securities exchange are valued on the basis of the last sale price or, lacking any sales, at the closing bid price, on the primary exchange on which the security is traded. United States equity and fixed-income securities traded principally over-the-counter and options are valued on the basis of the last reported bid price. Futures contracts are valued on the basis of the last reported sell price.

     Because many fixed income securities do not trade each day, last sale or bid prices are frequently not available. Therefore, fixed income securities may be valued using prices provided by a pricing service when such prices are determined by Custodian to reflect the market value of such securities.

     International equity securities traded on a national securities exchange are valued on the basis of the last sale price. International securities traded over-the-counter are valued on the basis of best bid or official bid, as determined by the relevant securities exchange. In the absence of a last sale or best or official bid price, such securities may be valued on the basis of prices provided by a pricing service if those prices are believed to reflect the market value of such securities.


     The Fund values securities maturing within 60 days of the valuation date at amortized cost unless the Board determines that amortized cost does not represent market value. This method involves valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, even though the portfolio security may increase or decrease in market value generally in response to changes in interest rates. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the instrument.


     For example, in periods of declining interest rates, the daily yield on Fund shares computed by dividing the annualized daily income on the Fund's portfolio by the net asset value based upon the amortized cost valuation technique may tend to be higher than a similar computation made by using a method of valuation based upon market prices and estimates. In periods of rising interest rates, the daily yield on Fund shares computed the same way may tend to be lower than a similar computation made by using a method of calculation based upon market prices and estimates.

     BROKERAGE PRACTICES. All portfolio transactions are placed on behalf of the Fund by Adviser. Adviser ordinarily pays commissions when it executes transactions on a securities exchange. In contrast, there is generally no stated commission in the purchase or sale of securities traded in the over-the-counter markets, including most debt securities and money market instruments. Rather, the price of such securities includes an undisclosed commission in the form of a mark-up or mark-down. The cost of securities purchased from underwriters includes an underwriting commission or concession.


    Subject to the arrangements and provisions described below, the selection of a broker or dealer to execute portfolio transactions is usually made by Adviser. The Advisory Agreement provides, in substance and subject to specific directions from officers of Investment Company, that in executing portfolio transactions and selecting brokers or dealers, the principal objective is to seek the best overall terms available to the Fund. Adviser shall consider all factors it deems relevant in assessing the best overall terms available for any transaction, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commission, if any, for the specific transaction and other transactions on a continuing basis.


     The Advisory Agreement authorizes Adviser to select brokers or dealers to execute a particular transaction, including principal transactions, and in evaluating the best overall terms available, to consider the "brokerage and research services" (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934) provided to the Fund and/or Adviser (or its affiliates). Adviser is authorized to cause the Fund to pay a commission to a broker or dealer who provides such brokerage and research services for executing a portfolio transaction which is in excess of the amount of commission another broker or dealer would have charged for effecting that transaction. The Fund or Adviser, as appropriate, must determine in good faith that such commission was reasonable in relation to the value of the brokerage and research services provided-viewed in terms of that particular transaction or in terms of all the accounts over which Adviser exercises investment discretion.

     The Trustees periodically review Adviser's performance of its responsibilities in connection with the placement of portfolio transactions on behalf of the Fund and review the prices paid by the Fund over representative periods of time to determine if such prices are reasonable in relation to the benefits provided to the Fund. Certain services received by Adviser attributable to a particular Fund transaction may benefit one or more other accounts for which Adviser exercises investment discretion, or an investment portfolio other than that for which the transaction was effected. Adviser's fees are not reduced by Adviser's receipt of such brokerage and research services.

     PORTFOLIO TURNOVER RATE. The portfolio turnover rate for the Fund is calculated by dividing the lesser of purchases or sales of portfolio securities for the particular year, by the monthly average value of the portfolio securities owned by the Fund during the year. For purposes of determining the rate, all short-term securities, including options, futures, forward contracts and repurchase agreements, are excluded.

     Portfolio turnover rates for periods less than one fiscal year are annualized.

     YIELD AND TOTAL RETURN QUOTATIONS. The Fund computes average annual total return by using a standardized method of calculation required by the Securities and Exchange Commission. Average annual total return is computed by finding the average annual compounded rates of return on a hypothetical initial investment of $1,000 over the one-year, five-year and ten-year periods (or life of the fund as appropriate), that would equate the initial amount invested to the ending redeemable value, according to the following formula:
                                   n
                             P(1+T)  = ERV

     where:    P =  a hypothetical initial payment of $1,000
               T =  average annual total return
               n =  number of years
             ERV = ending redeemable value of a $1,000 payment made at the beginning of the 1-year, 5-year and 10-year periods at the end of the year or period

     The calculation assumes that all dividends and distributions of the Fund are reinvested at the price stated in the Prospectus on the dividend dates during the period, and includes all recurring and nonrecurring fees that are charged to all shareholder accounts.

     The Fund computes yield by using standardized methods of calculation required by the Securities and Exchange Commission. Yields are calculated by dividing the net investment income per share earned during a 30-day (or one-month) period by the maximum offering price per share on the last day of the period, according to the following formula:

                                    a-b    6
                         YIELD = 2[(----+1) -1]
                                     cd

     Where:    a = dividends and interests earned during the period;
               b = expenses accrued for the period (net of reimbursements); c = average daily number of shares outstanding during the period that were entitled to receive dividends; and
               d = the maximum offering price per share on the last day of the period.


                                   INVESTMENTS


     The investment objective of the Fund is set forth in its Prospectus. The Fund also has certain "fundamental" investment restrictions, which may be changed only with the approval of a majority of the shareholders of the Fund, and certain nonfundamental investment restrictions and policies, which may be changed by the Fund without shareholder approval.


INVESTMENT RESTRICTIONS

     The Fund is subject to the following investment restrictions, restrictions 1 through 11 are fundamental and restrictions 12 through 18 are nonfundamental. Unless otherwise noted, these restrictions apply at the time an investment is made. The Fund will not:

     (1) Invest 25% or more of the value of its total assets in securities of companies primarily engaged in any one industry (other than the US Government, its agencies and instrumentalities). Concentration may occur as a result of changes in the market value of portfolio securities, but may not result from investment.

     (2) Borrow money (including reverse repurchase agreements), except as a temporary measure for extraordinary or emergency purposes or to facilitate redemptions (not for leveraging or investment), provided that borrowings do not exceed an amount equal to 33-1/3% of the current value of the Fund's assets taken at market value, less liabilities other than borrowings. If at any time the Fund's borrowings exceed this limitation due to a decline in net assets, such borrowings will within three days be reduced to the extent necessary to comply with this limitation. The Fund will not purchase investments once borrowed funds (including reverse repurchase agreements) exceed 5% of its total assets.

     (3) Pledge, mortgage or hypothecate its assets. However, the Fund may pledge securities having a market value at the time of the pledge not exceeding 33-1/3% of the value of the Fund's total assets to secure borrowings permitted by paragraph (2) above.

     (4) With respect to 75% of its total assets, invest in securities of any one issuer (other than securities issued by the US Government, its agencies, and instrumentalities), if immediately after and as a result of such investment the current market value of the Fund's holdings in the securities of such issuer exceeds 5% of the value of the Fund's assets.

     (5) Make loans to any person or firm; provided, however, that the making of a loan shall not include (i) the acquisition for investment of bonds, debentures, notes or other evidences of indebtedness of any corporation or government which are publicly distributed or of a type customarily purchased by institutional investors, or (ii) the entry into repurchase agreements or reverse repurchase agreements. The Fund may lend its portfolio securities to broker-dealers or other institutional investors if the aggregate value of all securities loaned does not exceed 33-1/3% of the value of the Fund's total assets.

     (6) Purchase or sell commodities or commodity futures contracts except that the Fund may enter into futures contracts and options thereon to the extent provided in its Prospectus.

     (7) Purchase or sell real estate or real estate mortgage loans; provided, however, the Fund may invest in securities secured by real estate or interests therein or issued by companies which invest in real estate or interests therein.

     (8) Engage in the business of underwriting securities issued by others, except that the Fund will not be deemed to be an underwriter or to be underwriting on account of the purchase of securities subject to legal or contractual restrictions on disposition.

     (9) Issue senior securities, except as permitted by its investment objective, policies and restrictions, and except as permitted by the 1940 Act.

     (10) Purchase or sell puts, calls or invest in straddles, spreads or any combination thereof, if as a result of such purchase the value of the Fund's aggregate investment in such securities would exceed 5% of the Fund's total assets.

     (11) Make short sales of securities or purchase any securities on margin, except for such short-term credits as are necessary for the clearance of transactions. The Fund may make initial margin deposits and variation margin payments in connection with transactions in futures contracts and related options.

     (12) Purchase from or sell portfolio securities to its officers or directors or other interested persons (as defined in the 1940 Act) of the Fund, including their investment advisers and affiliates, except as permitted by the 1940 Act and exemptive rules or orders thereunder.

     (13) Invest in securities issued by other investment companies except in connection with a merger, consolidation, acquisition of assets, or other reorganization approved by the Fund's shareholders, except that the Fund may invest in such securities to the extent permitted by the 1940 Act.

     (14) Invest in securities of any issuer which, together with its predecessor, has been in operation for less than three years if, as a result, more than 5% of the Fund's total assets would be invested in such securities.


     (15) Invest more than 15% of its net assets in the aggregate in illiquid securities or securities that are not readily marketable, including repurchase agreements and time deposits of more than seven days' duration.


     (16) Purchase interests in oil, gas or other mineral exploration or development programs.

     (17) Make investments for the purpose of gaining control of an issuer's management.

     (18) Purchase the securities of any issuer if the Investment Company's officers, Directors, Adviser or any of their affiliates beneficially own more than one-half of 1% of the securities of such issuer or together own beneficially more than 5% of the securities of such issuer.

INVESTMENT POLICIES


     The Fund will measure its performance against The Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is made up of the Government/Corporate Bond Index, the Mortgage-Backed Securities Index and the Asset-Backed Index. The Government/Corporate Bond Index includes the Government and Corporate Bond Indices. The Index includes all public obligations of the US Treasury (excluding flower bonds and foreign-targeted issues); all publicly issued debt of US Government agencies and quasi-federal corporations; corporate debt guaranteed by the US Government; and all publicly issued, fixed rate, nonconvertible, investment grade, dollar denominated, SEC registered corporate debt. Corporate sectors include, but are not limited to, industrial, finance, utility and Yankee. Included among Yankees is debt issued or guaranteed by foreign sovereign governments, municipalities or governmental agencies or international agencies.



     The mortgage component of the Lehman Brothers Aggregate Bond Index includes 15- and 30-year fixed rate securities backed by mortgage pools of GNMA, FHLMC, and FNMA. Balloons are included in the index. The Asset-Backed Index is composed of credit card, auto and home equity loans (pass-throughs, bullets and controlled amortization structures). All securities have an average life of at least one year.


     The Fund may invest in the following instruments:

     US GOVERNMENT OBLIGATIONS. The types of US Government obligations in which the Fund may at times invest include: (1) A variety of US Treasury obligations, which differ only in their interest rates, maturities and times of issuance; and
(2) obligations issued or guaranteed by US Government agencies and instrumentalities which are supported by any of the following: (a) the full faith and credit of the US Treasury, (b) the right of the issuer to borrow an amount limited to a specific line of credit from the US Treasury,
(c) discretionary authority of the US Government agency or instrumentality or (d) the credit of the instrumentality (examples of agencies and instrumentalities are: Federal Land Banks, Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Central Bank for Cooperatives, Federal Intermediate Credit Banks, Federal Home Loan Banks, General Services Administration, Maritime Administration, Tennessee Development Bank, Asian-American Development Bank, Student Loan Marketing Association, International Bank for Reconstruction and Development and Federal National Mortgage Association). No assurance can be given that in the future the US Government will provide financial support to such US Government agencies or instrumentalities described in (2)(b), (2)(c) and
(2)(d), other than as set forth above, since it is not obligated to do so by law. The Fund may purchase US Government obligations on a forward commitment basis.


     REPURCHASE AGREEMENTS. The Fund may enter into repurchase agreements with financial institutions. Under repurchase agreements, these parties sell securities to the Fund and agree to repurchase the securities at the Fund's cost plus interest within a specified time (normally one day). The securities purchased by the Fund have a total value in excess of the purchase price paid by the Fund and are held by Custodian until repurchased. Repurchase agreements assist the Fund in being invested fully while retaining "overnight" flexibility in pursuit of investments of a longer-term nature. The Fund will limit repurchase transactions to those member banks of the Federal Reserve System and broker-dealers whose creditworthiness is continually monitored and found satisfactory by Adviser.



     REVERSE REPURCHASE AGREEMENTS. The Fund may enter into reverse repurchase agreements under the circumstances described in "Investment Restrictions."
Under reverse repurchase agreements, the Fund sells portfolio securities to financial institutions in return for cash in an amount equal to a percentage of the portfolio securities' market value and agrees to repurchase the securities at a future date by repaying the cash with interest. The Fund retains the right to receive interest and principal payments from the securities while they are in the possession of the financial institutions.


     FORWARD COMMITMENTS. The Fund may contract to purchase securities for a fixed price at a future date beyond customary settlement time. The Fund may dispose of a commitment prior to settlement if it is appropriate to do so and realize short-term profits or losses upon such sale. When effecting such transactions, cash or liquid high quality debt obligations held by the Fund of a dollar amount sufficient to make payment for the portfolio securities to be purchased will be segregated on the Fund's records at the trade date and maintained until the transaction is settled. Forward commitments involve a risk of loss if the value of the security to be purchased declines prior to the settlement date, or if the other party fails to complete the transaction.

     WHEN-ISSUED TRANSACTIONS. New issues of securities are often offered on a when-issued basis. This means that delivery and payment for the securities normally will take place several days after the date the buyer commits to purchase them. The payment obligation and the interest rate that will be received on securities purchased on a when-issued basis are each fixed at the time the buyer enters into the commitment.

     The Fund will make commitments to purchase when-issued securities only with the intention of actually acquiring the securities, but the Fund may sell these securities or dispose of the commitment before the settlement date if it is deemed advisable as a matter of investment strategy. Cash or marketable high quality debt securities equal to the amount of the above commitments will be segregated on the Fund's records. For the purpose of determining the adequacy of these securities the segregated securities will be valued at market. If the market value of such securities declines, additional cash or securities will be segregated on the Fund's records on a daily basis so that the market value of the account will equal the amount of such commitments by the Fund. The Fund will not invest more than 25% of its net assets in when-issued securities.


     Securities purchased on a when-issued basis and held by the Fund are subject to changes in market value based upon the public's perception of changes in the level of interest rates. Generally, the value of such securities will fluctuate inversely to changes in interest rates -- i.e., they will appreciate in value when interest rates decline and decrease in value when interest rates rise.


     When payment for when-issued securities is due, the Fund will meet its obligations from then-available cash flow, the sale of segregated securities, the sale of other securities or, and although it would not normally expect to do so, from the sale of the when-issued securities themselves (which may have a market value greater or less than the Fund's payment obligation). The sale of securities to meet such obligations carries with it a greater potential for the realization of capital gains, which are subject to federal income taxes.

     VARIABLE AMOUNT MASTER DEMAND NOTES. Variable amount master demand notes are unsecured obligations that are redeemable upon demand and are typically unrated. These instruments are issued pursuant to written agreements between the issuers and the holders. The agreements permit the holders to increase (subject to an agreed maximum) and the holders and issuers to decrease the principal amount of the notes, and specify that the rate of interest payable on the principal fluctuates according to an agreed formula.

     SECTION 4(2) COMMERCIAL PAPER. The Fund may invest in commercial paper issued in reliance on the so-called "private placement" exemption from registration afforded by Section 4(2) of the Securities Act of 1933
("Section 4(2) paper"). Section 4(2) paper is restricted as to disposition under the federal securities laws, and generally is sold to investors who agree that they are purchasing the paper for an investment and not with a view to public distribution. Any resale by the purchaser must be in an exempt transaction. Section 4(2) paper is normally resold to other investors through or with the assistance of the issuer or investment dealers who make a market in
Section 4(2) paper, thus providing liquidity. Pursuant to guidelines established by the Board of Trustees, Adviser may determine that Section 4(2) paper is liquid for the purposes of complying with the Fund's investment restriction relating to investments in illiquid securities.


     VARIABLE AND FLOATING RATE SECURITIES. A floating rate security shall mean a security which provides for the adjustment of its interest rate whenever a specified interest rate (such as a bank's designated prime lending rate) changes. A variable rate security shall mean a security which provides for the adjustment of its interest rate on set dates (such as the last day of the month or calendar quarter). Interest rates on these securities are ordinarily tied to, and are a percentage of, a widely recognized interest rate such as the yield on 90-day US Treasury bills or the prime rate of a specified bank. These rates may change as often as twice daily. Generally, changes in interest rates will have a smaller effect on the market value of variable and floating rate securities than on the market value of comparable fixed income obligations. Thus, investing in variable and floating rate securities generally allows less opportunity for capital appreciation and depreciation than investing in comparable fixed income securities.


     The Fund may purchase variable rate US Government obligations which are instruments issued or guaranteed by the US Government, or an agency or instrumentality thereof, that have a rate of interest subject to adjustment at regular intervals but less frequently than annually. Variable rate US Government obligations whose interest is readjusted no less frequently than annually will be deemed to have a maturity equal to the period remaining until the next readjustment of the interest rate.


     ASSET-BACKED SECURITIES. Asset-backed securities represent undivided fractional interests in pools of instruments, such as consumer loans. Payments of principal and interest are passed through to holders of the securities and are typically supported by some form of credit enhancement, such as a letter of credit, cash collateral account, collateralized investment account, subordinated structures, surety bond, limited guarantee by another entity or by priority to certain of the borrower's other securities. The degree of credit-enhancement varies, generally applying only until exhausted and covering only a fraction of the security's par value.



     The value of asset-backed securities is affected by changes in the market's perception of the asset backing the security, changes in the creditworthiness of the servicing agent for the instrument pool, the originator of the instruments or the financial institution providing any credit enhancement and the expenditure of any portion of any credit enhancement. The risks of investing in asset-backed securities are ultimately dependent upon payment of the underlying instruments by the obligors, and the Fund would generally have no recourse against the obligee of the instruments in the event of default by an obligor. The underlying instruments are subject to prepayments.


     MORTGAGE-RELATED PASS-THROUGH SECURITIES. Mortgage pass-through certificates are issued by governmental, government-related and private organizations and are backed by pools of mortgage loans. These mortgage loans are made by savings and loan associations, mortgage bankers, commercial banks and other lenders to residential home buyers throughout the United States. The securities are "pass-through" securities because they provide investors with monthly payments of principal and interest that, in effect, are a "pass-through" of the monthly payments made by the individual borrowers on the underlying mortgage loans, net of any fees paid to the issuer or guarantor of the pass-through certificates. The principal governmental issuer of such securities is the Government National Mortgage Association ("GNMA"), which is a wholly-owned US Government corporation within the Department of Housing and Urban Development. Government-related issuers include the Federal Home Loan Mortgage Corporation ("FHLMC"), a corporate instrumentality of the United States created pursuant to an act of Congress which is owned entirely by the Federal Home Loan Banks, and the Federal National Mortgage Association ("FNMA"), a government sponsored corporation owned entirely by private stockholders. Commercial banks, savings and loan associations, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may be the originators of the underlying mortgage loans as well as the guarantors of the mortgage-related securities.

     (1) GNMA Mortgage Pass-Through Certificates ("Ginnie Maes"). Ginnie Maes represent an undivided interest in a pool of mortgage loans that are insured by the Federal Housing Administration or the Farmers Home Administration or guaranteed by the Veterans Administration. Ginnie Maes entitle the holder to receive all payments (including prepayments) of principal and interest owed by the individual mortgagors, net of fees paid to GNMA and to the issuer which assembles the loan pool and passes through the monthly mortgage payments to the certificate holders (typically, a mortgage banking firm), regardless of whether the individual mortgagor actually makes the payment. Because payments are made to certificate holders regardless of whether payments are actually received on the underlying loans, Ginnie Maes are of the "modified pass-through" mortgage certificate type. GNMA is authorized to guarantee the timely payment of principal and interest on the Ginnie Maes as securities backed by an eligible pool of mortgage loans. The GNMA guaranty is backed by the full faith and credit of the United States, and GNMA has unlimited authority to borrow funds from the US Treasury to make payments under the guaranty. The market for Ginnie Maes is highly liquid because of the size of the market and the active participation in the secondary market by securities dealers and a variety of investors.

     (2) FHLMC Mortgage Participation Certificates ("Freddie Macs"). Freddie Macs represent interests in groups of specified first lien residential conventional mortgage loans underwritten and owned by FHLMC. Freddie Macs entitle the holder to timely payment of interest, which is guaranteed by FHLMC. FHLMC guarantees either ultimate collection or timely payment of all principal payments on the underlying mortgage loans. In cases where FHLMC has not guaranteed timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying loan, but in no event later than one year after it becomes payable. Freddie Macs are not guaranteed by the United States or by any of the Federal Home Loan Banks and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. The secondary market for Freddie Macs is highly liquid because of the size of the market and the active participation in the secondary market by FHLMC, securities dealers and a variety of investors.

     (3) FNMA Guaranteed Mortgage Pass-Through Certificates ("Fannie Maes"). Fannie Maes represent an undivided interest in a pool of conventional mortgage loans secured by first mortgages or deeds of trust, on one-family to four-family residential properties. FNMA is obligated to distribute scheduled monthly installments of principal and interest on the loans in the pool, whether or not received, plus full principal of any foreclosed or otherwise liquidated loans. The obligation of FNMA under its guaranty is solely the obligation of FNMA and is not backed by, nor entitled to, the full faith and credit of the United States.

     The market value of mortgage-related securities depends on, among other things, the level of interest rates, the certificates' coupon rates and the payment history of the underlying borrowers.


     Although the mortgage loans in a pool underlying a mortgage pass-through certificate will have maturities of up to 30 years, the average life of a mortgage pass-through certificate will be substantially less because the loans will be subject to normal principal amortization and also may be prepaid prior to maturity. Prepayment rates vary widely and may be affected by changes in mortgage interest rates. In periods of falling interest rates, the rate of prepayment on higher interest mortgage rates tends to increase, thereby shortening the actual average life of the mortgage pass-through certificate. Conversely, when interest rates are rising, the rate of prepayment tends to decrease, thereby lengthening the average life of the mortgage pass-through certificate. Accordingly, it is not possible to predict accurately the average life of a particular pool. However, based on current statistics, it is conventional to quote yields on mortgage pass-through certificates based on the assumption that they have effective maturities of 12 years. Reinvestment of prepayments may occur at higher or lower rates than the original yield on the certificates.


     ZERO COUPON SECURITIES. These securities are notes, bonds and debentures that: (1) do not pay current interest and are issued at a substantial discount from par value; (2) have been stripped of their unmatured interest coupons and receipts; or (3) pay no interest until a stated date one or more years into the future. These securities also include certificates representing interests in such stripped coupons and receipts.


     Because the Fund accrues taxable income from zero coupon securities without receiving regular interest payments in cash, the Fund may be required to sell portfolio securities in order to pay a dividend depending, among other things, upon the proportion of shareholders who elect to receive dividends in cash rather than reinvesting dividends in additional shares of the Fund.


     Because a zero coupon security pays no interest to its holder during its life or for a substantial period of time, it usually trades at a deep discount from its face or par value and will be subject to greater fluctuations in market value in response to changing interest rates than debt obligations of comparable maturities that make regular distributions of interest.


     MORTGAGE-BACKED SECURITY ROLLS. The Fund may enter into "forward roll" transactions with respect to mortgage-backed securities it holds. In a forward roll transaction, the Fund will sell a mortgage security to a bank or other permitted entity and simultaneously agree to repurchase a similar security from the institution at a later date at an agreed upon price. The mortgage securities that are repurchased will bear the same interest rate as those sold, but generally will be collateralized by different pools of mortgages with different prepayment histories than those sold. There are two primary risks associated with the roll market for mortgage-backed securities. First, the value and safety of the roll depends entirely upon the counterparty's ability to redeliver the security at the termination of the roll. Therefore, the counterparty to a roll must meet the same credit criteria as any existing repurchase counterparty. Second, the security which is redelivered at the end of the roll period must be substantially the same as the initial security, i.e., it must have the same coupon, be issued by the same agency and be of the same type, have the same original stated term to maturity, be priced to result in similar market yields and must be "good delivery." Within these parameters, however, the actual pools that are redelivered could be less desirable than those originally rolled, especially with respect to prepayment characteristics.


     INTEREST RATE SWAPS. The Fund may enter into interest rate swap transactions with respect to any security it is entitled to hold. Interest rate swaps involve the exchange by the Fund with another party of their respective rights to receive interest, e.g., an exchange of floating rate payments for fixed rate payments. The Fund expects to enter into these transactions primarily to preserve a return or spread on a particular investment or portion of its portfolio and to protect against any increase in the price of securities it anticipates purchasing at a later date. The Fund intends to use these transactions as a hedge and not as a speculative investment.

     PREFERRED STOCKS. Preferred stock, unlike common stock, generally confers a stated dividend rate payable from the corporation's earnings. Such preferred stock dividends may be cumulative or noncumulative, fixed, participating, auction rate or other. If interest rates rise, a fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline either absolutely or relative to alternative investments. Preferred stock may have mandatory sinking fund provisions, as well as provisions that allow the issuer to redeem or call the stock. The right to payment of preferred stock is generally subordinate to rights associated with a corporation's debt securities.

HEDGING STRATEGIES AND RELATED INVESTMENT TECHNIQUES

     The Funds may seek to hedge its portfolio against movements in the equity markets, interest rates and currency exchange rates through the use of options, futures transactions, options on futures and forward foreign currency exchange transactions. The Fund has authority to write (sell) covered call and put options on its portfolio securities, purchase put and call options on securities and engage in transactions in stock index options, stock index futures and financial futures and related options on such futures. The Fund may also deal in certain forward contracts, including forward foreign exchange transactions, foreign currency options and futures, and related options on such futures. The Fund may enter into such options and futures transactions either on exchanges or in the over-the-counter ("OTC") markets. Although certain risks are involved in options and futures transactions (as discussed in the Prospectus and below), Adviser believes that, because the Fund will only engage in these transactions for hedging purposes, the options and futures portfolio strategies of the Fund will not subject the Fund to the risks frequently associated with the speculative use of options and futures transactions. Although the use of hedging strategies by these Funds is intended to reduce the volatility of the net asset value of the Fund's shares, the Fund's net asset value will nevertheless fluctuate. There can be no assurance that the Fund's hedging transactions will be effective.

     HEDGING FOREIGN CURRENCY RISK. The Fund has authority to deal in forward foreign currency exchange contracts (including those involving the US dollar) as a hedge against possible variations in the exchange rate between various currencies. This is accomplished through individually negotiated contractual agreements to purchase or to sell a specified currency at a specified future date and price set at the time of the contract. The Fund's dealings in forward foreign currency exchange contracts may be with respect to a specific purchase or sale of a security, or with respect to its portfolio positions generally.

     The Fund may not hedge its positions with respect to the currency of a particular country to an extent greater than the aggregate market value (at the time of making such sale) of the securities held in its portfolio denominated or quoted in that particular foreign currency. The Fund will not attempt to hedge all of its portfolio positions and will enter into such transactions only to the extent, if any, deemed appropriate by Adviser. The Fund will not enter into a position hedging commitment if, as a result thereof, the Fund would have more than 10% of the value of its assets committed to such contracts. The Fund will not enter into a forward contract with a term of more than one year.

     In addition to the forward exchange contracts, the Fund may also purchase or sell listed or OTC foreign currency options and foreign currency futures and related options as a short or long hedge against possible variations in foreign currency exchange rates. The cost to the Fund of engaging in foreign currency transactions varies with such factors as the currencies involved, the length of the contract period and the market conditions then prevailing. Since transactions in foreign currency exchange usually are conducted on a principal basis, no fees or commissions are involved. Transactions involving forward exchange contracts and futures contracts and options thereon are subject to certain risks. A detailed discussion of such risks appears under the caption "Risk Factors in Options, Futures, Forward and Currency Transactions."


     Certain differences exist among these hedging instruments. For example, foreign currency options provide the holder thereof the rights to buy or sell a currency at a fixed price on a future date. A futures contract on a foreign currency is an agreement between two parties to buy and sell a specified amount of a currency for a set price on a future date. Futures contracts and options on futures contracts are traded on futures exchanges. The Fund will not speculate in foreign security or currency options or futures or related options. The Fund will not hedge a currency substantially in excess of: (1) the market value of securities denominated in such currency that the Fund has committed to purchase or anticipates purchasing; or (2) in the case of securities that have been sold by the Fund but not yet delivered, the proceeds thereof in their denominated currency. The Fund will not incur potential net liabilities of more than 25% of its total assets from foreign security or currency options, futures or related options.


     WRITING COVERED CALL OPTIONS. The Fund is authorized to write (sell) covered call options on the securities in which it may invest and to enter into closing purchase transactions with respect to such options. Writing a call option obligates the Fund to sell or deliver the option's underlying security, in return for the strike price, upon exercise of the option. By writing a call option, the Fund receives an option premium from the purchaser of the call option. Writing covered call options is generally a profitable strategy if prices remain the same or fall. Through receipt of the option premium, the Fund would seek to mitigate the effects of a price decline. By writing covered call options, however, the Fund gives up the opportunity, while the option is in effect, to profit from any price increase in the underlying security above the option exercise price. In addition, the Fund's ability to sell the underlying security will be limited while the option is in effect unless the Fund effects a closing purchase transaction.

     WRITING COVERED PUT OPTIONS. The Fund is authorized to write (sell) covered put options on its portfolio securities and to enter into closing transactions with respect to such options.

     When the Fund writes a put option, it takes the opposite side of the transaction from the option's purchaser. In return for receipt of the premium, the Fund assumes the obligation to pay the strike price for the option's underlying instrument if the other party to the option chooses to exercise it. The Fund may seek to terminate its position in a put option it writes before exercise by closing out the option in the secondary market at its current price. If the secondary market is not liquid for an option the Fund has written, however, the Fund must continue to be prepared to pay the strike price while the option is outstanding, regardless of price changes, and must continue to set aside assets to cover its position.

     The Fund may write put options as an alternative to purchasing actual securities. If security prices rise, the Fund would expect to profit from a written put option, although its gain would be limited to the amount of the premium it received. If security prices remain the same over time, it is likely that the Fund will also profit, because it should be able to close out the option at a lower price. If security prices fall, the Fund would expect to suffer a loss. This loss should be less than the loss the Fund would have experienced from purchasing the underlying instrument directly, however, because the premium received for writing the option should mitigate the effects of the decline.

     PURCHASING PUT OPTIONS. The Fund is authorized to purchase put options to hedge against a decline in the market value of its portfolio securities. By buying a put option the Fund has the right (but not the obligation) to sell the underlying security at the exercise price, thus limiting the Fund's risk of loss through a decline in the market value of the security until the put option expires. The amount of any appreciation in the value of the underlying security will be partially offset by the amount of the premium paid by the Fund for the put option and any related transaction costs. Prior to its expiration, a put option may be sold in a closing sale transaction and profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the put option plus the related transaction costs. A closing sale transaction cancels out the Fund's position as the purchaser of an option by means of an offsetting sale of an identical option prior to the expiration of the option it has purchased. The Fund will not purchase put options on securities (including stock index options discussed below) if as a result of such purchase, the aggregate cost of all outstanding options on securities held by the Fund would exceed 5% of the market value of the Fund's total assets.

     PURCHASING CALL OPTIONS. The Fund is also authorized to purchase call options. The features of call options are essentially the same as those of put options, except that the purchaser of a call option obtains the right to purchase, rather than sell, the underlying instrument at the option's strike price (call options on futures contracts are settled by purchasing the underlying futures contract). The Fund will purchase call options only in connection with "closing purchase transactions."

     STOCK INDEX OPTIONS AND FINANCIAL FUTURES. The Fund is authorized to engage in transactions in stock index options and financial futures, and related options. The Fund may purchase or write put and call options on stock indices to hedge against the risks of market-wide stock price movements in the securities in which the Fund invests. Options on indices are similar to options on securities except that on exercise or assignment, the parties to the contract pay or receive an amount of cash equal to the difference between the closing value of the index and the exercise price of the option times a specified multiple. The Fund may invest in stock index options based on a broad market index, such as the S&P 500 Index, or on a narrow index representing an industry or market segment, such as the AMEX Oil & Gas Index. The Fund's investments in foreign stock index futures contracts and foreign interest rate futures contracts, and related options, are limited to only those contracts and related options that have been approved by the Commodity Futures Trading Commission ("CFTC") for investment by United States investors. Additionally, with respect to the Fund's investments in foreign options, unless such options are specifically authorized for investment by order of the CFTC, the Fund will not make such investments.

     The Fund may also purchase and sell stock index futures contracts and other financial futures contracts ("futures contracts") as a hedge against adverse changes in the market value of its portfolio securities as described below. A futures contract is an agreement between two parties which obligates the purchaser of the futures contract to buy and the seller of a futures contract to sell a security for a set price on a future date. Unlike most other futures contracts, a stock index futures contract does not require actual delivery of securities, but results in cash settlement based upon the difference in value of the index between the time the contract was entered into and the time of its settlement. The Fund may effect transactions in stock index futures contracts in connection with debt securities in which it invests and in financial futures contracts in connection with equity securities in which it invests, if any. Transactions by the Fund in stock index futures and financial futures are subject to limitations as described below under "Restrictions on the Use of Futures Transactions."

     The Fund may sell futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of the Fund's securities portfolio that might otherwise result. When the Fund is not fully invested in the securities markets and anticipates a significant market advance, the Fund may purchase futures in order to gain rapid market exposure that may partially or entirely offset increases in the cost of securities that the Fund intends to purchase. As such purchases are made, an equivalent amount of futures contracts will be terminated by offsetting sales. It is anticipated that, in a substantial majority of these transactions, the Fund will purchase such securities upon termination of the long futures position, whether the long position results from the purchase of a futures contract or the purchase of a call option, but under unusual circumstances (e.g., the Fund experiences a significant amount of redemptions), a long futures position may be terminated without the corresponding purchase of securities.

     The Fund also is authorized to purchase and write call and put options on futures contracts and stock indices in connection with its hedging activities. Generally, these strategies would be utilized under the same market and market sector conditions (i.e., conditions relating to specific types of investments) during which the Fund enters into futures transactions. The Fund may purchase put options or write call options on futures contracts and stock indices rather than selling the underlying futures contract in anticipation of a decrease in the market value of securities. Similarly, the Fund can purchase call options, or write put options on futures contracts and stock indices, as a substitute for the purchase of such futures to hedge against the increased cost resulting from an increase in the market value of securities which the Fund intends to purchase.

     The Fund is also authorized to engage in options and futures transactions on US and foreign exchanges and in options in the OTC markets ("OTC options"). In general, exchange traded contracts are third-party contracts (i.e., performance of the parties' obligations is guaranteed by an exchange or clearing corporation) with standardized strike prices and expiration dates. OTC options transactions are two-party contracts with price and terms negotiated by the buyer and seller. See "Restrictions on OTC Options" below for information as to restrictions on the use of OTC options.

     The Fund is authorized to purchase or sell listed or OTC foreign security or currency options, foreign security or currency futures and related options as a short or long hedge against possible variations in foreign exchange rates and market movements. Such transactions could be effected with respect to hedges on non-US dollar denominated securities owned by the Fund, sold by the Fund but not yet delivered, or committed or anticipated to be purchased by the Fund. As an illustration, the Fund may use such techniques to hedge the stated value in US dollars of an investment in a yen-denominated security. In such circumstances, for example, the Fund can purchase a foreign currency put option enabling it to sell a specified amount of yen for US dollars at a specified price by a future date. To the extent the hedge is successful, a loss in the value of the yen relative to the US dollar will tend to be offset by an increase in the value of the put option.

     RESTRICTIONS ON THE USE OF FUTURES TRANSACTIONS. The purchase or sale of a futures contract differs from the purchase or sale of a security in that no price or premium is paid or received. Instead, an amount of cash or securities acceptable to the broker and the relevant contract market, which varies, but is generally about 5% of the contract amount, must be deposited with the broker. This amount is known as "initial margin" and represents a "good faith" deposit assuring the performance of both the purchaser and seller under the futures contract. Subsequent payments to and from the broker, called "variation margin," are required to be made on a daily basis as the price of the futures contract fluctuates making the long and short positions in the futures contracts more or less valuable, a process known as "marking to market." At any time prior to the settlement date of the future contract, the position may be closed out by taking an opposite position which will operate to terminate the position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid to or released by the broker and the purchaser realizes a loss or gain. In addition, a nominal commission is paid on each completed sale transaction.

     Regulations of the CFTC applicable to the Fund requires that all of the Fund's futures and options on futures transactions constitute bona fide hedging transactions and that the Fund not enter into such transactions if, immediately thereafter, the sum of the amount of initial margin deposits on the Fund's existing futures positions and premiums paid for related options would exceed 5% of the market value of the Fund's total assets.

     RESTRICTIONS ON OTC OPTIONS. The Fund will engage in OTC options, including OTC stock index options, OTC foreign security and currency options and options on foreign security and currency futures, only with member banks of the Federal Reserve System and primary dealers in US Government securities or with affiliates of such banks or dealers which have capital of at least $50 million or whose obligations are guaranteed by an entity having capital of at least
$50 million. The Fund will acquire only those OTC options for which Adviser believes the Fund can receive on each business day at least two independent bids or offers (one of which will be from an entity other than a party to the option).

     The Staff of the SEC has taken the position that purchased OTC options and the assets used as cover for written OTC options are illiquid securities. Therefore, the Fund has adopted an operating policy pursuant to which it will not purchase or sell OTC options (including OTC options on futures contracts) if, as a result of such transaction, the sum of: (1) the market value of outstanding OTC options held by the Fund; (2) the market value of the underlying securities covered by outstanding OTC call options sold by the Fund; (3) margin deposits on the Fund's existing OTC options on futures contracts; and (4) the market value of all other assets of the Fund that are illiquid or are not otherwise readily marketable, would exceed 10% of the net assets of the Fund, taken at market value. However, if an OTC option is sold by the Fund to a primary US Government securities dealer recognized by the Federal Reserve Bank of New York and the Fund has the unconditional contractual right to repurchase such OTC option from the dealer at a predetermined price, then the Fund will treat as illiquid such amount of the underlying securities as is equal to the repurchase price less the amount by which the option is "in-the-money" (current market value of the underlying security minus the option's strike price). The repurchase price with primary dealers is typically a formula price which is generally based on a multiple of the premium received for the option plus the amount by which the option is "in-the-money."

     ASSET COVERAGE FOR FUTURES AND OPTIONS POSITIONS. The Fund will not use leverage in its options and futures strategies. Such investments will be made for hedging purposes only. The Fund will hold securities or other options or futures positions whose values are expected to offset its obligations under the hedge strategies. The Fund will not enter into an option or futures position that exposes the Fund to an obligation to another party unless it owns either:
(1) an offsetting position in securities or other options or futures contracts; or (2) cash, receivables and short-term debt securities with a value sufficient to cover its potential obligations. The Fund will comply with guidelines established by the SEC with respect to coverage of options and futures strategies by mutual funds, and if the guidelines so require will set aside cash and high grade liquid debt securities in a segregated account with its custodian bank in the amount prescribed. The Fund's custodian shall maintain the value of such segregated account equal to the prescribed amount by adding or removing additional cash or liquid securities to account for fluctuations in the value of securities held in such account. Securities held in a segregated account cannot be sold while the futures or option strategy is outstanding, unless they are replaced with similar securities. As a result, there is a possibility that segregation of a large percentage of the Fund's assets could impede portfolio management or the Fund's ability to meeting redemption requests or other current obligations.


     RISK FACTORS IN OPTIONS, FUTURES, FORWARD AND CURRENCY TRANSACTIONS. Utilization of options and futures transactions to hedge the Fund's portfolios involves the risk of imperfect correlation in movements in the price of options and futures and movements in the price of securities or currencies which are the subject of the hedge. If the price of the options or futures moves more or less than the price of hedged securities or currencies, the Fund will experience a gain or loss which will not be completely offset by movements in the price of the subject of the hedge. To compensate for imperfect correlations, the Fund may purchase or sell stock index options or futures contracts in a greater dollar amount than the hedged securities if the volatility of the hedged securities is historically greater than the volatility of the stock index options or futures contracts. Conversely, the Fund may purchase or sell fewer stock index options or futures contracts, if the historical price volatility of the hedged securities is less than that of the stock index options or futures contracts. The risk of imperfect correlation generally tends to diminish as the maturity date of the stock index option or futures contract approaches. Options are also subject to the risks of an illiquid secondary market, particularly in strategies involving writing options, which the Fund cannot terminate by exercise. In general, options whose strike prices are close to their underlying instruments' current value will have the highest trading volume, while options whose strike prices are further away may be less liquid.


     The Fund intends to enter into options and futures transactions, on an exchange or in the OTC market, only if there appears to be a liquid secondary market for such options or futures or, in the case of OTC transactions, the Adviser believes the Fund can receive on each business day at least two independent bids or offers. However, there can be no assurance that a liquid secondary market will exist at any specific time. Thus, it may not be possible to close an options or futures position. The inability to close options and futures positions also could have an adverse impact on the Fund's ability to effectively hedge its portfolio. There is also the risk of loss by the Fund of margin deposits or collateral in the event of bankruptcy of a broker with whom the Fund has an open position in an option, a futures contract or related option.

     The exchanges on which options on portfolio securities and currency options are traded have generally established limitations governing the maximum number of call or put options on the same underlying security or currency (whether or not covered) which may be written by a single investor, whether acting alone or in concert with others (regardless of whether such options are written on the same or different exchanges or are held or written in one or more accounts or through one or more brokers). "Trading limits" are imposed on the maximum number of contracts which any person may trade on a particular trading day.


     To the extent permitted under the 1940 Act and exemptive rules and orders thereunder, the Fund may seek to achieve its investment objective by investing solely in the shares of another investment company that has substantially similar investment objectives and policies.

RATINGS OF DEBT INSTRUMENTS


     MOODY'S INVESTORS SERVICE, INC. ("MOODY'S") -- LONG TERM DEBT RATINGS.



     Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.



     Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.



     A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.



     Baa -- Bonds which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.



     Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.



     STANDARD & POOR'S CORPORATION ("S&P"). The ratings are based, in varying degrees, on the following considerations: (1) The likelihood of default -- capacity and willingness of the obligator as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;
(2) The nature of and provisions of the obligation; and (3) The protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.



     AAA -- Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

     AA -- Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.



     A -- Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.



     BBB -- Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.



     Plus (+) or minus (-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.


RATINGS OF COMMERCIAL PAPER


     MOODY'S. Moody's short-term debt ratings are opinions of the ability of issuers to repay punctually senior debt obligations. These obligations have an original maturity not exceeding one year, unless explicitly noted. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:



- Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:
     -    Leading market positions in well-established industries.
     -    High rates of return on funds employed.
     - Conservative capitalization structure with moderate reliance on debt and ample asset protection.
     - Broad margins in earnings coverage of fixed financial charges and high internal cash generation.
     - Well-established access to a range of financial markets and assured sources of alternate liquidity.
- Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.
- Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.
- Issuers rated Not Prime do not fall within any of the Prime rating categories.



     S&P. An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt considered shot-term in the relevant market. Ratings are graded into several categories, ranging from A-1 for the highest quality obligations to D for the lowest. These categories are as follows:



     A-1 -- This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.



     A-2 -- Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated A-1.



     FITCH'S INVESTORS SERVICE, INC. ("FITCH"). Commercial paper rated by Fitch reflects Fitch's current appraisal of the degree of assurance of timely payment of such debt. An appraisal results in the rating of an issuer's paper as F-1, F-2, F-3, or F-4.


     F-1 -- This designation indicates that the commercial paper is regarded as having the strongest degree of assurance for timely payment.

     F-2 -- Commercial paper issues assigned this rating reflect an assurance of timely payment only slightly less in degree than those issues rated F-1.

     DUFF AND PHELPS, INC. Duff & Phelps' short-term ratings are consistent with the rating criteria utilized by money market participants. The ratings apply to all obligations with maturities of under one year, including commercial paper, the uninsured portion of certificates of deposit, unsecured bank loans, master notes, bankers acceptances, irrevocable letters of credit, and current maturities of long-term debt. Asset-backed commercial paper is also rated according to this scale.

     Emphasis is placed on liquidity which is defined as not only cash from operations, but also access to alternative sources of funds including trade credit, bank lines, and the capital markets. An important consideration is the level of an obligor's reliance on short-term funds on an ongoing basis.

     The distinguishing feature of Duff & Phelps' short-term ratings is the refinement of the traditional '1' category. The majority of short-term debt issuers carry the highest rating, yet quality differences exist within that tier. As a consequence, Duff & Phelps has incorporated gradations of '1+' (one plus) and '1-' (one minus) to assist investors in recognizing those differences.

     Duff 1+--Highest certainty of timely payment. Short-term liquidity, including internal operating factors and/or access to alternative sources of funds, is outstanding, and safety is just below risk-free US Treasury short-term obligations.


     Duff 1--Very high certainty of timely payment. Liquidity factors are excellent and supported by good fundamental protection factors. Risk factors are minor.

     Duff 1- -- High certainty of timely payment. Liquidity factors are strong and supported by good fundamental protection factors. Risk factors are very small.

      GOOD GRADE. Duff 2--Good certainty of timely payment. Liquidity factors and company fundamentals are sound. Although ongoing funding needs may enlarge total financing requirements, access to capital markets is good. Risk factors are small.

      SATISFACTORY GRADE. Duff 3--Satisfactory liquidity and other protection factors qualify issue as to investment grade. Risk factors are larger and subject to more variation. Nevertheless, timely payment is expected.

      NON-INVESTMENT GRADE. Duff 4--Speculative investment characteristics. Liquidity is not sufficient to ensure against disruption in debt service. Operating factors and market access may be subject to a high degree of variation.

      DEFAULT. Duff 5--Issuer failed to meet scheduled principal and/or interest payments.

      IBCA, INC. In addition to conducting a careful review of an institution's reports and published figures, IBCA's analysts regularly visit the companies for discussions with senior management. These meetings are fundamental to the preparation of individual reports and ratings. To keep abreast of any changes that may affect assessments, analysts maintain contact throughout the year with the management of the companies they cover.

     IBCA's analysts speak the languages of the countries they cover, which is essential to maximize the value of their meetings with management and to properly analyze a company's written materials. They also have a thorough knowledge of the laws and accounting practices that govern the operations and reporting of companies within the various countries.

     Often, in order to ensure a full understanding of their position, companies entrust IBCA with confidential data. While these data cannot be disclosed in reports, they are taken into account when assigning our ratings. Before dispatch to subscribers, a draft of the report is submitted to each company to permit correction of any factual errors and to enable clarification of issues raised.

     IBCA's Rating Committees meet at regular intervals to review all ratings and to ensure that individual ratings are assigned consistently for institutions in all the countries covered. Following the Committee meetings, ratings are issued directly to subscribers. At the same time, the company is informed of the ratings as a matter of courtesy, but not for discussion.

     A1+--Obligations supported by the highest capacity for timely repayment.

     A1--Obligations supported by a very strong capacity for timely repayment.

     A2--Obligations supported by a strong capacity for timely repayment, although such capacity may be susceptible to adverse changes in business, economic or financial conditions.

     B1--Obligations supported by an adequate capacity for timely repayment. Such capacity is more susceptible to adverse changes in business, economic, or financial conditions than for obligations in higher categories.

     B2--Obligations for which the capacity for timely repayment is susceptible to adverse changes in business, economic or financial conditions.

     C1--Obligations for which there is an inadequate capacity to ensure timely repayment.

     D1--Obligations which have a high risk of default or which are currently in default.

                                      TAXES

     The Fund intends to qualify for treatment as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended ("the Code"). As a RIC, the Fund will not be liable for federal income taxes on taxable net investment income and capital gain net income (capital gains in excess of capital losses) that it distributes to its shareholders, provided that the Fund distributes annually to its shareholders at least 90% of its net investment income and net short-term capital gain for the taxable year ("Distribution Requirement"). For the Fund to qualify as a RIC it must abide by all of the following requirements: (1) at least 90% of the Fund's gross income each taxable year must be derived from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies ("Income Requirement");
(2) less than 30% of the Fund's gross income each taxable year must be derived from the sale or other disposition of securities and certain options, futures contracts, forward contracts and foreign currencies held for less than three months ("Short-Short Limitation"); (3) at the close of each quarter of the Fund's taxable year, at least 50% of the value of its total assets must be represented by cash and cash items, US Government securities, securities of other RICs, and other securities, with such other securities limited, in respect of any one issuer, to an amount that does not exceed 5% of the total assets of the Fund and that does not represent more than 10% of the outstanding voting securities of such issuer; and (4) at the close of each quarter of the Fund's taxable year, not more than 25% of the value of its assets may be invested in securities (other than US Government securities or the securities of other RICs) of any one issuer.

     The Fund will be subject to a nondeductible 4% excise tax to the extent it fails to distribute by the end of any calendar year an amount at least equal to the sum of: (1) 98% of its ordinary income for that year; (2) 98% of its capital gain net income for the one-year period ending on October 31 of that year; and (3) certain undistributed amounts from the preceding calendar year. For this and other purposes, dividends declared in October, November or December of any calendar year and made payable to shareholders of record in such month will be deemed to have been received on December 31 of such year if the dividends are paid by the Fund subsequent to December 31 but prior to February 1 of the following year.

     If a shareholder receives a distribution taxable as long-term capital gain with respect to shares of the Fund and redeems or exchanges the shares without having held the shares for more than six months, then any loss on the redemption or exchange will be treated as long-term capital loss to the extent of the capital gain distribution.

     ISSUES RELATED TO HEDGING AND OPTION INVESTMENTS. The Fund's ability to make certain investments may be limited by provisions of the Code that require inclusion of certain unrealized gains or losses in the Fund's income for purposes of the Income Requirement, the Short-Short Limitation and the Distribution Requirement, and by provisions of the Code that characterize certain income or loss as ordinary income or loss rather than capital gain or loss. Such recognition, characterization and timing rules will affect investments in certain futures contracts, options, foreign currency contracts and debt securities denominated in foreign currencies.

     FOREIGN INCOME TAXES. Investment income received by the Fund from sources within foreign countries may be subject to foreign income taxes withheld at the source. The United States has entered into tax treaties with many foreign countries which would entitle the Funds to a reduced rate of such taxes or exemption from taxes on such income. It is impossible to determine the effective rate of foreign tax for a Fund in advance since the amount of the assets to be invested within various countries is not known.

     If a Fund invests in an entity that is classified as a passive foreign investment company ("PFIC") for federal income tax purposes, the application of certain provisions of the Code applying to PFICs could result in the imposition of certain federal income taxes on the Fund. It is anticipated that any taxes on a Fund with respect to investments in PFICs would be insignificant. Under US Treasury regulations issued in 1992 for PFICs, the Funds can elect to mark-to-market its PFIC holdings in lieu of paying taxes on gains or distributions therefrom.

     Foreign shareholders should consult with their tax advisers as to if and how the federal income tax and its withholding requirements applies to them.

     STATE AND LOCAL TAXES. Depending upon the extent of the Fund's activities in states and localities in which its offices are maintained, its agents or independent contractors are located or it is otherwise deemed to be conducting business, the Fund may be subject to the tax laws of such states or localities.


     The foregoing discussion is only a summary of certain federal tax issues generally affecting the Fund and its shareholders. Circumstances among investors may vary, and each investor is encouraged to discuss investment in the Fund with the investor's tax adviser.


                              FINANCIAL STATEMENTS

     Unaudited financial statements for the Fund, including notes to the financial statements and financial information, will be available within four to six months from the later of the date of this Statement of Additional Information or the date on which the Fund first accepts a subscription from an unaffiliated shareholder. Audited financial statements for the Fund will be available within 60 days following the end of the Fund's then current fiscal year. When available, copies of the financial statements can be obtained without charge by calling Distributor at (617) 654-6089.

                          PART C:  OTHER INFORMATION

Item 24.     FINANCIAL STATEMENTS AND EXHIBITS

    (a)      FINANCIAL STATEMENTS

             Part A --   None.

             Part B --   None.

     (b)     EXHIBITS

                                                  INCORPORATED BY REFERENCE
     NAME OF EXHIBIT                              OR EXHIBIT NUMBER

   1. First Amended and Restated                  Post-Effective Amendment #18
      Master Trust Agreement
      (a)   Amendment No. 1                       Post-Effective Amendment #19
      (b)   Amendment No. 2                       Post-Effective Amendment #22
      (c)   Amendment No. 3                       Post-Effective Amendment #22
      (d)   Amendment No. 4                       Post-Effective Amendment #23
      (e)   Amendment No. 5                       Post-Effective Amendment #27
      (f)   Amendment No. 6                       Post-Effective Amendment #28
      (g)   Amendment No. 7                       To be filed by amendment

   2. Bylaws                                      Pre-Effective Amendment #1

   3. Voting Trust Agreement                      None

   4. Specimen Security                           None

   5. (a)   Investment Advisory Agreement         Post-Effective Amendment #10

      (b)   Letter agreement incorporating        Post-Effective Amendment #11
            the Yield Plus and Bond Market Funds
            within the Investment Advisory
            Agreement

      (c)   Letter agreement incorporating the    Post-Effective Amendment #15
            US Treasury Money Market and US
            Treasury Obligations Funds
            within the Investment Advisory
            Agreement

      (d)   Letter agreement incorporating        Post-Effective Amendment #16
            the Growth and Income and
            Intermediate Funds within the
            Investment Advisory Agreement

      (e)   Letter agreement incorporating        Post-Effective Amendment #20
            the Emerging Markets Fund and
            the Prime Money Market
            Portfolio within the Investment
            Advisory Agreement

      (f)   Letter agreement incorporating        Post-Effective Amendment #25
            the Tax Free Money Market
            Fund within the Investment
            Advisory Agreement

      (g)   Letter agreement incorporating        Post-Effective Amendment #28
            the Small Cap, Active International
            and Real Estate Equity Funds
            within the Investment
            Advisory Agreement

   6. Distribution Agreements

      (a)   Distribution Agreement                Post-Effective Amendment #10
            (Class A Shares)

      (a)(i)Letter agreement incorporating        Post-Effective Amendment #11
            the Yield Plus and Bond Market
            Funds within the Distribution Agreement

     (a)(ii)Letter agreement incorporating the    Post-Effective Amendment #15
            US Treasury Money Market and US
            Treasury Obligations Funds within
            the Distribution Agreement

    (a)(iii)Letter agreement incorporating        Post-Effective Amendment #16
            the Growth and Income and
            Intermediate Funds within the
            Distribution Agreement

     (a)(iv)Letter agreement incorporating        Post-Effective Amendment #20
            the Emerging Markets
            Fund and the Prime Money Market
            Portfolio within the Distribution
            Agreement

      (a)(v)Letter agreement incorporating        Post-Effective Amendment #25
            Class A shares of the Tax Free
            Money Market Fund within
            the Distribution Agreement

     (a)(vi)Letter agreement incorporating        Post-Effective Amendment #28
            the Small Cap, Active International
            and Real Estate Equity Funds
            within the Distribution Agreement

      (b)   Distribution Agreement                Post-Effective Amendment #23
            (regarding Class B Shares
            of the Money Market and
            US Government Money
            Market Funds)

     (b)(i) Letter agreement incorporating        To be filed by amendment
            the Class B Shares of the Tax
            Free Money Market Fund within
            the Distribution Agreement

      (c)   Distribution Agreement                Post-Effective Amendment #23
            (regarding Class C Shares
            of the Money Market and
            US Government Money Market Funds)

     (c)(i) Letter agreement incorporating the    To be filed by amendment
            Class C Shares of the Tax Free
            Money Market Fund within the
            Distribution Agreement

   7. Bonus, profit sharing, or                   None
      pension plans

   8. (a)   Custodian Contract                    Post-Effective Amendment #10

      (b)   Letter agreement incorporating        Post-Effective Amendment #11
            the Yield Plus and Bond Market
            Funds within the Custodian Contract

      (c) Letter agreement incorporating the US Post-Effective Amendment #15 Treasury Money Market and US
            Treasury Obligations Funds within
            the Custodian Contract

      (d)   Letter agreement incorporating        Post-Effective Amendment #16
            the Growth and Income and
            Intermediate Funds within the
            Custodian Contract

      (e)   Letter agreement incorporating        Post-Effective Amendment #20
            the Emerging Markets
            Fund and the Prime Money Market
            Portfolio within the Custodian Contract

      (f)   Fee Schedule, dated February 17,      Post-Effective Amendment #22
            1994, to Custodian Agreement

      (g)   Letter agreement incorporating the    Post-Effective Amendment #25
            Tax Free Money Market Fund
            within the Custodian Contract

      (h)   Letter agreement incorporating        Post-Effective Amendment #28
            the Small Cap, Active International
            and Real Estate Equity Funds
            within the Custodian Contract

   9. (a)(i)Transfer Agency and                   Post-Effective Amendment #10
            Service Agreement

     (a)(ii)Letter agreement incorporating        Post-Effective Amendment #11
            the Yield Plus and Bond Market
            Funds within the Transfer Agency
            and Service Agreement

    (a)(iii)Letter agreement incorporating the    Post-Effective Amendment #15
            US Treasury Money Market and US
            Treasury Obligations Funds within
            the Transfer Agency and Service
            Agreement

     (a)(iv)Letter agreement incorporating        Post-Effective Amendment #16
            the Growth and Income and
            Intermediate Funds
            within the Transfer Agency and
            Service Agreement

      (a)(v)Letter agreement incorporating        Post-Effective Amendment #20
            the Emerging Markets Fund
            and the Prime Money Market Portfolio
            within the Transfer Agency and
            Service Agreement

     (a)(vi)Letter agreement incorporating the    Post-Effective Amendment #25
            Tax Free Money Market Fund
            within the Transfer Agency and
            Service Agreement

    (a)(vii)Letter agreement incorporating        Post-Effective Amendment #28
            the Small Cap, Active International
            and Real Estate Equity Funds
            within the Transfer Agency and
            Service Agreement

     (b)(i) Administration Agreement              Post-Effective Amendment #10

     (b)(ii)Letter agreement incorporating        Post-Effective Amendment #11
            the Yield Plus and Bond Market
            Funds within the Administration
            Agreement

    (b)(iii)Letter agreement incorporating the    Post-Effective Amendment #15
            US Treasury Money Market and US
            Treasury Obligations Funds within
            the Administration Agreement

    (b)(iv) Letter agreement incorporating        Post-Effective Amendment #16
            the Growth and Income and
            Intermediate Funds within the
            Administration Agreement

     (b)(v) Letter agreement incorporating        Post-Effective Amendment #20
            the Emerging Markets
            Fund and the Prime Money Market
            Portfolio within the Administration
            Agreement

    (b)(vi) Letter agreement incorporating the    Post-Effective Amendment #25
            Tax Free Money Market Fund
            within the Administration Agreement

   (b)(vii) Letter agreement incorporating        Post-Effective Amendment #28
            the Small Cap, Active International
            and Real Estate Equity Funds
            within the Administration Agreement

   10. Opinion of Counsel

      (a)   Relating to The Seven Seas Series     Pre-Effective Amendment #1
            Money Market Fund

      (b)   Relating to The Seven Seas Series     Post-Effective Amendment #5
            US Government Money Market Fund

      (c)   Relating to The Seven Seas Series     Post-Effective Amendment #8
            S&P 500 Index, S&P Midcap Index,
            Matrix Equity, International
            European Index, International Pacific
            Index and Short Term Government
            Securities Funds


      (d)   Relating to The Seven Seas Series     Post-Effective Amendment #11
            Yield Plus and Bond Market Funds

      (e)   Relating to The Seven Seas Series     Post-Effective Amendment #13
            US Treasury Money Market and
            Treasury Obligations Funds

      (f)   Relating to The Seven Seas Series     Post-Effective Amendment #16
            Growth and Income and Intermediate
            Funds

      (g)   Relating to The Seven Seas Series     Post-Effective Amendment #19
            Emerging Markets Fund and
            the Prime Money Market Portfolio

      (h)   Relating to Class A, Class B and      Post-Effective Amendment #22
            Class C Shares The Seven Seas
            Series Money Market and US
            Government Money Market Funds

      (i)   Relating to Class A, Class B and      Post-Effective Amendment #23
            Class C Shares of The Seven Seas
            Series Tax Free Money Market Fund

      (j)   Relating to The Seven Seas Series     Post-Effective Amendment #28
            Active International Fund

      (k)   Relating to The Seven Seas Series     Post-Effective Amendment #29
            Real Estate Equity Fund

   11.      Other Opinions:  Consent of           None
            Independent Accountants

   12.      Financial Statements Omitted          None
            from Item 23

   13. Letter of Investment Intent
       (a)  The Seven Seas Series Money           Pre-Effective Amendment #1
            Market Fund

       (b)  The Seven Seas Series US              Post-Effective Amendment #5
            Government Money Market
            Fund

       (c)  The Seven Seas Series                 Post-Effective Amendment #10
            Government Securities,
            Index, Midcap Index, Matrix,
            European Index and Pacific
            Index Funds

       (d)  The Seven Seas Series Yield           Post-Effective Amendment #11
            Plus and Bond Market Funds

       (e)  The Seven Seas Series US Treasury     Post-Effective Amendment #15
            Money Market and US Treasury
            Obligations Funds

       (f)  The Seven Seas Series Growth and      Post-Effective Amendment #16
            Income and Intermediate Funds

       (g)  The Seven Seas Series Emerging        Post-Effective Amendment #20
            Markets Fund and the Prime
            Money Market Portfolio

       (h)  Class B and C Shares of The Seven     Post-Effective Amendment #25
            Seas Series Money Market and
            US Government Money Market
            Funds

      (i)   The Seven Seas Series Tax Free        Post-Effective Amendment #25
            Money Market Fund (Class A,
            B and C Shares)

      (j)   The Seven Seas Series Active          Post-Effective Amendment #28
            International Fund

   14. Prototype Retirement Plan                  None

   15.  Distribution Plans pursuant to
        Rule 12b-1

      (a)   Plan of Distribution for the          Post-Effective Amendment #10
            Government Securities, Index,
            Midcap Index, Matrix, European
            Index and Pacific Index Funds
            as approved by the Board of
            Trustees

      (a)(i)Addendum to the Plan of Distribution Post-Effective Amendment #11 incorporating the Yield Plus and
            Bond Market Funds into the Plan

    (a)(ii) Addendum to the Plan of Distribution Post-Effective Amendment #11 incorporating the Money Market and
            US Government Money Market Funds
            into the Plan (Class A Shares)

   (a)(iii) Addendum to the Plan of Distribution Post-Effective Amendment #15 incorporating the US Treasury Money
            Market and US Treasury Obligations
            Funds

   (a)(iv) Addendum to the Plan of Distribution Post-Effective Amendment #16 incorporating the Growth and Income and Intermediate Funds

   (a)(v) Addendum to the Plan of Distribution Post-Effective Amendment #20 incorporating the Emerging Markets
            Fund and the Prime Money
            Market Portfolio

   (a)(vi) Addendum to the Plan of Distribution Post-Effective Amendment #25 incorporating the Class A Shares of the Tax Free Money Market Fund

   (a)(vii) Addendum to the Plan of Distribution Post-Effective Amendment #28 incorporating the Small Cap, Active
            International and Real Estate Equity
            Funds

      (b)   Plan of Distribution for the Money    Post-Effective Amendment #23
            Market and US Government Money
            Market Funds (Class B Shares)
            as approved by the Board of Trustees

    (b)(i) Addendum to the Plan of Distribution To be filed by amendment incorporating the Class B Shares of the Tax Free Money Market Fund

      (c)   Plan of Distribution for the Money    Post-Effective Amendment #23
            Market and US Government Money
            Market Funds (Class C Shares) as
            approved by the Board of Trustees

    (c)(i) Addendum to the Plan of Distribution To be filed by amendment incorporating the Class C Shares of the Tax Free Money Market Fund

      (d)   Shareholder Servicing Agreement,      Post-Effective Amendment #12
            by and between The Seven Seas
            Series Fund and State Street
            Bank and Trust Company

      (e)   Form of Agreement Pursuant            Post-Effective Amendment #22
            to Rule 12b-1 Plan (relating to
            Class B Shares) as approved by
            the Board of Trustees

      (f)   Form of Agreement Pursuant to         Post-Effective Amendment #22
            Rule 12b-1 Plan (relating to Class C
            Shares) as approved by the Board
            of Trustees

   16.      Computation of Performance            To be filed by amendment
            Quotation

   17.      Financial Data Schedules             Post-Effective Amendment #32

Item 25.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

       None

Item 26.  NUMBER OF HOLDERS OF SECURITIES

       TITLE OF CLASS      NUMBER OF RECORD HOLDERS AS OF OCTOBER 24, 1995
       Shares of beneficial interest
       Par Value $0.001
       THE SEVEN SEAS SERIES

           Money Market Fund
             Class A Shares                          3691
             Class B Shares                             1
             Class C Shares                             1

           US Government Money Market Fund
             Class A Shares                           277
             Class B Shares                             1
             Class C Shares                             1

           Matrix Equity Fund                       2,736

           Small Cap Fund                             388

           S&P 500 Index Fund                       1,439

           Active International Fund                  404

           International Pacific Index                  1

           Yield Plus Fund                          1,078

           Bond Market Fund                             1

           Growth and Income Fund                   2,163

           Intermediate Fund                        1,819

           US Treasury Money Market Fund               50

           Real Estate Equity Fund                      1

           US Treasury Obligations Fund                 1

           Prime Money Market Fund                     51

           Emerging Markets Fund                      836

           Tax Free Money Market Fund
            Class A Shares                             33
            Class B Shares                              1
            Class C Shares                              1

Item 27.  INDEMNIFICATION

     Indemnification is provided to officers and Trustees of the Registrant pursuant to Section 6.4 of Article VI of Registrant s First Amended and Restated Master Trust Agreement, which reads as follows:

"Section 6.4 INDEMNIFICATION OF TRUSTEES, OFFICERS, ETC. The Trust shall indemnify (from the assets of the Sub-Trust or Sub-Trusts in question) each of its Trustees and officers (including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise [hereinafter referred to as "Covered Person"]) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants' and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise with which such person may be or may have been threatened, while in office or thereafter, or by reason of being or having been such a Trustee or officer, director or trustee, except with respect to any matter as to which it has been determined that such Covered Person had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office (such conduct referred to hereafter as "Disabling Conduct"). A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of Disabling Conduct by (a) a vote of a majority of a quorum of Trustees who are neither "interested persons" of the Trust as defined in section 2(a)(19) of the 1940 Act nor parties to the proceeding, or (b) an independent legal counsel in a written opinion. Expenses, including accountants' and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Sub-Trust in question in advance of the final disposition of any such action, suit or proceeding, provided that the Covered Person shall have undertaken to repay the amounts so paid to the Sub-Trust in question if it is ultimately determined that indemnification of such expenses is not authorized under this Article VI and (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the disinterested Trustees who are not a party to the proceeding, or an independent legal counsel in a written opinion, shall have determined, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification."

     The Investment Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties under the Investment Advisory Agreement or on the part of the Adviser, or for a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services, the Adviser shall not be subject to liability to the Registrant or to any shareholder of the Registrant for any error of judgment, mistake of law or any other act or omission in the course of, or connected with, rendering services under the Investment Advisory Agreement or for any losses that may be sustained in the purchase, holding or sale of any security.

     The Distribution Agreements relating to Class A, Class B and Class C Shares provide that in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of obligations or duties under the Distribution Agreement, the Distributor, its officers, directors and any controlling person (within the meaning of Section 15 of the 1933 Act) ("Distributor") shall be indemnified by the Registrant from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which Distributor may incur under the 1933 Act or under common law or otherwise arising out of or based upon any alleged untrue statement of a material fact contained in the Registration Statement, Prospectus or Statement of Additional Information or arising out of or based upon any alleged omission to state a material fact required to be stated in said documents or necessary to make the statements not misleading.

Registrant provides the following undertaking:

     "Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue."

     Item 28.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.

     The Investment Management Division of State Street Bank and Trust Company ("State Street") serves as adviser to the Registrant. State Street, a Massachusetts bank, currently manages large institutional accounts and collective investment funds. The business, profession, vocation or employment of a substantial nature which each director or officer of the investment adviser is or has been, at any time during the past two fiscal years, engaged for his own account or in the capacity of director, officer, employee, partner or trustee, is as follows:

                             CAPACITY
NAME                       WITH ADVISER     BUSINESS NAME AND ADDRESS*

Tenley E. Albright, MD     Director         Chairman, Vital Sciences, Inc.

Joseph A. Baute            Director         Former Chairman and CEO,
                                            Markem Corporation

I. MacAlister Booth        Director         Chairman, President and CEO
                                            Polaroid Corporation

Marshall N. Carter         Chairman and CEO State Street Bank and Trust Company

James I. Cash, Jr.         Director         The James E. Robison Professor
                                            of Business Administration
                                            Harvard Business School

Truman S. Casner           Director         Partner, Ropes & Gray

Nader F. Darehshori        Director         Chairman, President and CEO
                                            Houghton Mifflin Company

Lois D. Jubiler            Director         Chief Technological Officer
                                            Colgate-Palmolive Company

Charles F. Kaye            Director         President, Transportation
                                            Investments, Inc.

George H. Kidder           Director         Senior Partner
                                            Hemenway & Barnes


John M. Kucharski          Director         Chairman, President and CEO
                                            EG&G, Inc.

David B. Perini            Director         Chairman and President
                                            Perini Corporation

Dennis J. Picard           Director         Chairman and CEO
                                            Raytheon Company

Bernard W. Reznicek        Director         Chairman, President and CEO

                                            Boston Edison Company

David A. Spina             Vice Chairman    State Street Bank and Trust Company

Robert E. Weissman         Director         President and COO
                                            The Dun & Bradstreet Corp.

*Address of all individuals: State Street Boston Corporation, 225 Franklin Street, Boston, Massachusetts 02110


Item 29.     PRINCIPAL UNDERWRITERS

     (a) Russell Fund Distributors, Inc., also acts as principal underwriter for Frank Russell Investment Company.

     (b) The directors and officers of Russell Fund Distributors, Inc., their principal business address, and positions and offices with the Registrant and Russell Fund Distributors, Inc. are set forth below:



NAME AND PRINCIPAL       POSITION AND OFFICES WITH
 BUSINESS ADDRESS*       UNDERWRITER                   POSITION WITH REGISTRANT


Lynn L. Anderson         Director and CEO              Trustee, Chairman of the
                                                       Board, President
                                                       and Fund Treasurer

Karl J. Ege              Secretary and General Counsel None

J. David Griswold        Associate General Counsel
                         and Assistant Secretary       Secretary

Mary E. Hughs            Assistant Secretary           None

Nancy M. Jacoby          Assistant Secretary           None

John C. James            Assistant Secretary           None

Randall P. Lert          Director                      None

Eric A. Russell          Director and President        None

Norma P. Schellberg      Treasurer and Controller      None

*Address of all individuals:  909 A Street, Tacoma, Washington 98402

Item 30.     LOCATION OF ACCOUNTS AND RECORDS

   The Registrant's Administrator, Frank Russell Investment Management Company, 909 A Street, Tacoma, Washington 98402, will maintain the physical possession of the books and records required by subsection (b)(4) of Rule 31a-1 under the Investment Company Act of 1940. All other accounts, books and documents required by Rule 31a-1 are maintained in the physical possession of Registrant s investment adviser, transfer agent, and custodian, State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts, 02110 and 1776 Heritage Drive, North Quincy, Massachusetts 02171.

Item 31.     MANAGEMENT SERVICES

   Not applicable.

Item 32.     UNDERTAKINGS

   (a)  Not applicable.

   (b) The Registrant undertakes to file a post-effective amendment, using financial statements which need not be certified, within four to six months from the effective date of the Registrant's Post-Effective Amendment No. 34 to its 1993 Act Registration Statement.

   (c)  Not applicable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, The Registrant, the Seven Seas Series Fund, has duly caused this Post-Effective Amendment No. 34 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, and Commonwealth of Massachusetts, on the 5th day of December, 1995.

                              By:  /s/ Lynn L. Anderson
                                   -----------------------------
                                   Lynn L. Anderson, President,
                                   Treasurer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities as indicated on December 5, 1995.


        SIGNATURE                       TITLE

   /s/ Lynn L. Anderson                         Trustee, President, Treasurer
   -------------------------                       and Chairman of the Board
    Lynn L. Anderson

   /s/ Kenneth W. Lamb                          Assistant Secretary, Assistant
  --------------------------                       Treasurer and Principal
       Kenneth W. Lamb                             Financial and Accounting
                                                   Officer

   /s/ Steven J. Mastrovich                     Trustee
   -------------------------
   Steven J. Mastrovich

   /s/ William L. Marshall                      Trustee
   -------------------------
   William L. Marshall

   /s/ Patrick J. Riley                         Trustee
   -------------------------
   Patrick J. Riley

   /s/ Richard D. Shirk                         Trustee
   -------------------------
   Richard D. Shirk

                                                Trustee
   -------------------------
   Bruce D. Taber

   /s/ Henry W. Todd                            Trustee
   -------------------------
   Henry W. Todd

                                  EXHIBIT INDEX


EXHIBIT NUMBER                     DESCRIPTION              SEQUENTIALLY
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